LUNDIN MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF

LUNDIN MINING CORPORATION AND TENKE MINING CORP.

May 18, 2007

Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street	111 48 Stockholm
Vancouver, BC V6C 3E8	Tel. 08-5 560 00
Canada
Tel. +1- 604 689 7842	www.lundinmining.com

May 18, 2007

To our shareholders,

On April 11, 2007, Lundin Mining announced that the Corporation intends to enter into a business combination with Tenke Mining Corp.  The combination of the two companies will form a leading intermediate base metals company with a global portfolio of world-class production, development and exploration assets.

The acquisition of Tenke is the next step in establishing Lundin Mining as a major global mining house. The Tenke Fungurume copper/cobalt project is one of the world’s richest and largest new copper developments and adding Tenke’s 24.75% interest in that project to Lundin Mining’s existing asset base will enhance Lundin Mining’s position as a company with a strong balance sheet, world class assets and an extensive life expectancy as a result of its reserves and resources.

The transaction between Lundin Mining and Tenke is conditional upon the approval by a majority of the votes cast by Lundin Mining shareholders at the Lundin Mining shareholders’ meeting, and by two-thirds of the votes cast by Tenke shareholders at the Tenke shareholders’ meeting.  Both shareholder meetings will be held on June 18, 2007 and the transaction is expected to close by the end of June (with an effective date of July 3, 2007).  Upon completion of the transaction, existing Lundin Mining and Tenke shareholders will hold approximately 73% and 27% of the Corporation, respectively, and Tenke will be a wholly-owned subsidiary of the Corporation.  Further details about the transaction can be found in the accompanying management information circular and joint disclosure booklet of Lundin Mining and Tenke.

The Board of Lundin Mining unanimously recommends that you vote in favour of the transaction.  The Corporation’s largest shareholder group, the Lundin family interests, have pledged their full support.

To ensure your vote is received, please complete and return the enclosed proxy or voting instruction form as soon as possible.  These forms have instructions on how they are to be completed, where they are to be returned and the deadline for depositing.  If you have any questions concerning how to complete and return the proxy or voting information form, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., at 1-866-690-7478 or the Corporation at 604-689-7842.

We are excited by Lundin Mining’s continued growth and development, and by the potential for the Tenke Fungurume Project and are convinced that Lundin Mining can play an important role in the development of that project.  We would encourage all of Lundin Mining’s shareholders to demonstrate their continued support for the Corporation and its management by approving this transaction.

Yours sincerely

"Lukas H. Lundin"	"Karl-Axel Waplan"

Lukas H. Lundin	Karl-Axel Waplan
Chairman	President and CEO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF LUNDIN MINING CORPORATION

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders (the “Lundin Mining Shareholders”) of Lundin Mining Corporation (“Lundin Mining” or the “Corporation”) will be held at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on June 18, 2007 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To fix the number of directors for the ensuing year at 10;

2.

To elect directors for the ensuing year;

3.

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

To consider and, if deemed appropriate, to pass, with or without variation, a resolution (the “Share Issue Resolution”), the full text of which is reproduced at Schedule A to the accompanying management information circular of the Corporation dated May 18, 2007 (the “Circular”), authorizing the issuance of up to 104,145,704 Lundin Mining Shares, and the reservation of an additional 1,362,375 Lundin Mining Shares for issuance upon the exercise of New Lundin Mining Options, all in connection with the proposed arrangement (the “Arrangement”) under the Canada Business Corporations Act involving the business combination of Lundin Mining and Tenke Mining Corp. (“Tenke”), as more particularly described in the Circular; and

5.

To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Only Lundin Mining Shareholders of record at the close of business on April 20, 2007 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

A description of the Arrangement and the other matters to be dealt with at the Meeting is included in the accompanying Circular. Also accompanying this Notice of Meeting is a form of proxy and a Joint Disclosure Booklet of Lundin Mining and Tenke.

Lundin Mining Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Lundin Mining Corporation, c/o its registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by no later than 5:00 p.m. (Toronto time) on June 14, 2007 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

If you have any questions about the information contained in the accompanying information circular or joint disclosure booklet, or require assistance in completing your form of proxy, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc., toll free, at 1-866-690-7478.

DATED at Vancouver this 18th day of May, 2007.

BY ORDER OF THE BOARD

“Karl-Axel Waplan”

Karl-Axel Waplan

President and Chief Executive Officer

TABLE OF CONTENTS

INFORMATION CIRCULAR	1
Introduction	1
Forward Looking Statements	1
Notice to United States Shareholders	2
Documents Incorporated by Reference	3
Exchange Rate Information	5
Information Pertaining To Tenke	6
Information Pertaining To Rio Narcea	6
SUMMARY INFORMATION	7
The Meeting	7
The Arrangement	8
The Companies	9
Summary Pro-Forma Financial Information	10
Benefits of the Arrangement	11
Fairness Opinion	12
Lundin Mining Following the Arrangement	12
Recommendation of the Special Committee	12
Recommendation of the Board of Directors	13
Conditions to Completion of the Arrangement; Effective Date	13
Termination; Termination Fees	14
Risk Factors	14
GENERAL PROXY INFORMATION	15
Solicitation of Proxies	15
Appointment of Proxyholder	15
Voting of Proxies	16
Exercise of Discretion	16
Voting By Beneficial Shareholders	16
Revocation of Proxy	17
Record Date and Shares Entitled to Vote	17
Quorum and Votes Required	17
Principal Holders of Voting Securities	17
Interests of Certain Persons in Matters to be Acted Upon	18
ANNUAL GENERAL MATTERS TO BE ACTED UPON AT THE MEETING	18
Presentation of Financial Statements	18
Election of Directors	18
Appointment of Auditor	21
THE ARRANGEMENT	21
General	21
Approval of the Share Issue Resolution	22
Background to the Arrangement	22
Reasons for the Arrangement and Recommendation of the Board of Directors	25
Fairness Opinion	26
Principal Steps of the Arrangement	27
Effect of the Arrangement	29
Lock-Up Agreements	29
Arrangement Risk Factors	30
Conditions to Completion of the Arrangement; Effective Date	31
The Business Combination Agreement	32
Stock Exchange Listings	36
OTHER MATTERS	36

- ii -

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	36
EXECUTIVE COMPENSATION	37
Compensation Paid to Named Executive Officers	37
Long Term Incentive Plan-Awards	39
Options & SARs Granted to Named Executive Officers	39
Options & SARs Exercised by the Named Executive Officers	40
Defined Benefit or Actuarial Plan Disclosure	40
Termination of Employment, Change in Responsibilities and Employment Contracts	41
Composition of the Human Resources / Compensation Committee	42
Report on Executive Compensation	42
Performance Graph	43
Compensation of Directors	43
CORPORATE GOVERNANCE	45
Board Governance	45
Composition of the Board	45
Position Descriptions	47
Orientation and Education	47
Ethical Business Conduct	47
Audit Committee	48
Human Resources / Compensation Committee	48
Corporate Governance and Nominating Committee	49
Environment, Safety and Health Committee	50
Assessment of the Board	50
MANAGEMENT CONTRACTS	50
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	51
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	51
MATERIAL CONTRACTS	51
ADDITIONAL INFORMATION	51
DIRECTORS’ APPROVAL	52
GLOSSARY	1
SCHEDULE A — SHARE ISSUE RESOLUTION
SCHEDULE B — PLAN OF ARRANGEMENT
SCHEDULE C — GMP SECURITIES FAIRNESS OPINION
SCHEDULE D — BOARD MANDATE

INFORMATION CIRCULAR

(as at May 18, 2007, except as indicated)

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Lundin Mining for use at the Meeting and any adjournments thereof.  No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Business Combination Agreement, dated April 10, 2007, and the Plan of Arrangement.  A copy of the Business Combination Agreement is available on the SEDAR website at www.sedar.com.  A copy of the Plan of Arrangement is attached as Schedule B to this Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the Glossary.  Information contained in this Circular is given as of May 18, 2007 unless otherwise specifically stated.

Forward Looking Statements

This Circular, the Joint Disclosure Booklet and the documents incorporated by reference herein and therein contain forward-looking statements.  All statements other than statements of historical fact contained in this Circular, the Joint Disclosure Booklet and the documents incorporated by reference herein and therein are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Lundin Mining or Tenke.  Lundin Mining Shareholders can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.

These forward-looking statements include statements with respect to: the anticipated benefits to Lundin Mining of the Arrangement, completion of the Arrangement and timing of the Effective Date, fluctuation of mineral prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, political risks, statutory and regulatory compliance, changes to laws, regulations and permits governing operations and activities of mining companies, industrial accidents, labour disputes, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, repatriation of earnings to Canada from other jurisdictions, dependence on key management employees, conflicts of interest, significant and increasing competition in the mining industry and stock price and volume volatility.  There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Circular and the Joint Disclosure Booklet.  Although Lundin Mining believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Please refer to the risk factors set forth under “The Arrangement – Risk Factors” in this Circular, under “Risk Factors” in the Lundin Mining Annual Information Form dated March 31, 2007 and under “Risk Factors” in the Tenke Annual Information Form dated March 20, 2007.  Readers should not place undue reliance on forward-looking statements.

The mineral resource figures disclosed in, or incorporated by reference into, this Circular and the Joint Disclosure Booklet are estimates and no assurances can be given that the indicated levels will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While Lundin Mining believes that the resource estimates disclosed in this Circular are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on Lundin Mining.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource.  Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied.  Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

The forward-looking statements contained herein and the Joint Disclosure Booklet are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Circular and the Joint Disclosure Booklet are made as of the date of this Circular and, except as required under applicable securities laws, Lundin Mining undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Notice to United States Shareholders

Information concerning the properties and operations of  Lundin Mining and Tenke contained in this Circular and in the Joint Disclosure Booklet has been prepared in accordance with Canadian disclosure standards, which is, in some cases, materially different than similar information disclosed by U.S. companies.  In particular, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular and in the Joint Disclosure Booklet are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards of Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not recognized by the SEC and U.S. companies are generally prohibited from using such terms, or disclosing information about Mineral Resources, in documents filed with the United States Securities Exchange Commission (the “SEC”).  As such, certain of the information contained in this Circular and in the Joint Disclosure Booklet concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Mineral Resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The definition for “Proven Mineral Reserves” under CIM standards differs from the SEC standards, where proven or measured reserves are defined as reserves in which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The definition for “Probable Mineral Reserves” under CIM standards differs from the SEC standards where probable reserves are defined as reserves for which quantity and grade and/or quality are computed.

Documents Incorporated by Reference

The following documents, filed by Lundin Mining with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”) and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular and/or the Joint Disclosure Booklet:

1.

Audited annual consolidated financial statements for the financial years ended December 31, 2006 and 2005 and the management’s discussion and analysis (“MD&A”) filed in connection with those financial statements.

2.

Audited annual consolidated financial statements for the financial years ended December 31, 2005 and 2004 and the MD&A filed in connection with those financial statements.

3.

Unaudited interim consolidated financial statements for the three month period ended March 31, 2007 and the MD&A filed in connection with those financial statements.

4.

Annual Information Form dated March 31, 2007.

5.

The Support Agreement made April 4, 2007 among the Corporation, 0766284 B.C. Ltd. and Rio Narcea Gold Mines, Ltd.

6.

Material Change Report dated April 11, 2007 respecting the Arrangement.

7.

The Business Combination Agreement.

See also “Documents Concerning Lundin Mining Incorporated by Reference” in the Joint Disclosure Booklet.

The following documents, filed by Tenke with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Circular and/or the Joint Disclosure Booklet:

1.

Audited annual consolidated financial statements for the financial years ended December 31, 2006 and 2005 and the MD&A filed in connection with those financial statements.

2.

Audited annual consolidated financial statements for the financial years ended December 31, 2005 and 2004 and the MD&A filed in connection with those financial statements.

3.

Unaudited interim consolidated financial statements for the three month period ended March 31, 2007 and the MD&A filed in connection with those financial statements.

4.

Management Information Circular dated March 20, 2007.

5.

Annual Information Form dated March 20, 2007.

6.

Material Change Report dated April 12, 2007 respecting the Arrangement.

7.

The Business Combination Agreement.

See also “Documents Concerning Tenke Incorporated by Reference” in the Joint Disclosure Booklet.

The following documents, filed by Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Circular and/or the Joint Disclosure Booklet:

1.

Audited annual consolidated financial statements for the financial years ended December 31, 2006 and 2005 and the MD&A filed in connection with those financial statements.

2.

Unaudited interim consolidated financial statements for the three month period ended March 31, 2007 and the MD&A filed in connection with those financial statements.

3.

The Support Agreement made April 4, 2007 among the Corporation, 0766284 B.C. Ltd. and Rio Narcea.

Copies of the Lundin Mining documents incorporated by reference may be obtained by any securityholder of the Corporation upon request without charge from the Corporate Secretary of Lundin Mining at Suite 2101, 885 W. Georgia Street, Vancouver, British Columbia V6C 3E8 (Telephone (604) 689-7842).  Copies of the Tenke documents incorporated by reference may be obtained by any securityholder of Tenke on request without charge from the Corporate Secretary of Tenke at Suite 1100 – 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4 (Telephone (604) 687-7077).  These documents, and copies of the Rio Narcea documents incorporated by reference, are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.  For the purposes of the Province of Québec, this Circular and the Joint Disclosure Booklet contains information to be completed by consulting the permanent information records for each of Lundin Mining and Tenke.  A copy of the Lundin Mining permanent information record may be obtained from the Corporate Secretary of Lundin Mining and a copy of the Tenke permanent information record may be obtained from the Corporate Secretary of Tenke at the above mentioned addresses and telephone numbers.

Material change reports (other than confidential reports) and all other documents of the type referred to above, filed by Lundin Mining and Tenke with the Canadian Securities Authorities subsequent to the date of this Circular and prior to the Meeting, will be deemed to be incorporated by reference into this Circular and the Joint Disclosure Booklet.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein and/or in the Joint Disclosure Booklet shall be deemed to be modified or superseded for the purposes of this Circular and/or the Joint Disclosure Booklet to the extent that a statement contained in this Circular and/or the Joint Disclosure Booklet or in any subsequently filed document that also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Circular and/or the Joint Disclosure Booklet, except as modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Exchange Rate Information

All dollar amounts set forth in this Circular are in Canadian dollars, except where otherwise indicated.  All references to “US dollars” or to “US$” are to United States dollars and all references to “SEK” are to Swedish kronor.  The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	3 months ended March 31, 2007	Year ended December 31,
		2006	2005	2004
Rate at end of period	US$0.8674	US$0.8581	US$0.8577	US$0.8309
Average rate during period	US$0.8535	US$0.8818	US$0.8253	US$0.7683
High for period	US$0.8674	US$0.9099	US$0.8690	US$0.8493
Low for period	US$0.8437	US$0.8528	US$0.7872	US$0.7159

The noon buying rate on May 17, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.9110.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in Swedish kronor in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such period based on closing rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Swedish kronor.

	3 months ended March 31, 2007	Year ended December 31,
		2006	2005	2004
Rate at end of period	SEK 6.0569	SEK 5.8685	SEK 6.8505	SEK 5.5029
Average rate during period	SEK 5.9839	SEK 6.4976	SEK 6.1457	SEK 5.6437
High for period	SEK 6.1013	SEK 6.9930	SEK 6.8702	SEK 5.8089
Low for period	SEK 5.8275	SEK 5.8685	SEK 5.6309	SEK 5.4613

The noon buying rate on May 17, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into Swedish kronor was Canadian $1.00 equals SEK 6.2305.

Information Pertaining To Tenke

The information contained or incorporated by reference in this Circular and the Joint Disclosure Booklet with respect to Tenke and Suramina has been furnished by Tenke or has been taken from or is based upon publicly available documents or records of Tenke on file with Canadian Securities Authorities and other public sources.  As such, Lundin Mining and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information with respect to Tenke or Suramina.

Information Pertaining To Rio Narcea

The information contained or incorporated by reference in this Circular and the Joint Disclosure Booklet with respect to Rio Narcea has been furnished by Rio Narcea or has been taken from or is based upon publicly available documents or records of Rio Narcea on file with Canadian Securities Authorities and other public sources.  As such, Lundin Mining and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information with respect to Rio Narcea.

SUMMARY INFORMATION

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in, or incorporated by reference into, this Circular, including the Schedules hereto and the Joint Disclosure Booklet.  Capitalized terms not otherwise defined in this Summary are defined in the Glossary or elsewhere in this Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular or the Joint Disclosure Booklet.

The Meeting

Date, Time and Place

The Meeting will be held at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on June 18, 2007 at 2:00 p.m. (Vancouver time).

Record Date

The Record Date for determining the registered Lundin Mining Shareholders for the Meeting is April 20, 2007.

Purpose of the Meeting

At the Meeting, Lundin Mining Shareholders will be asked to consider and, if deemed advisable, to pass, resolutions approving those matters set out in the Notice of Meeting, including the Share Issue Resolution.

Each matter to be considered at the Meeting, including the Share Issue Resolution, requires the affirmative vote of not less than a majority of the votes cast by Lundin Mining Shareholders who vote in respect thereof, in person or by proxy, at the Meeting.

If approved by the Lundin Mining Shareholders at the Meeting, the Share Issue Resolution will authorize the Corporation to issue up to an aggregate of approximately 105,508,079 Lundin Mining Shares to Tenke Shareholders in exchange for all of the outstanding Tenke Shares pursuant to the Arrangement, including up to 1,362,375 Lundin Mining Shares for issuance upon the exercise of New Lundin Mining Options issued to holders of outstanding Tenke Options.  No fractional Lundin Mining Shares will be issued in connection with the exchange.  Instead, fractional Lundin Mining Shares will be rounded down to the nearest whole number and Tenke Shareholders who are otherwise entitled to a fractional Lundin Mining Share will receive cash in lieu thereof.

Following the completion of the Arrangement former Tenke Shareholders will own approximately 26.67% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.33% of the then outstanding Lundin Mining Shares, on a non-diluted basis.

Lundin Mining is not required under applicable corporate or securities legislation or the rules of the TSX or AMEX to obtain the consent of the Lundin Mining Shareholders to complete the Arrangement or to issue the Lundin Mining Shares to Tenke Shareholders under the Arrangement.  However, the Board of Lundin Mining determined that, given the commonality of directors and principal shareholders between Lundin Mining and Tenke, approval of the Lundin Mining Shareholders should be sought as a matter of good corporate governance.

It is a condition to the completion of the Arrangement in favour of Tenke that the Lundin Mining Shareholders approve the Share Issue Resolution at the Meeting.  If the Share Issue Resolution is not approved by the Lundin Mining Shareholders at the Meeting, either Lundin Mining or Tenke may terminate the Business Combination Agreement, and upon such a termination Lundin Mining will be required to pay Tenke a termination fee of $3.0 million.  See “The Arrangement – The Business Combination Agreement – Termination of Business Combination Agreement/Payment of Termination Fee”.

The Arrangement

Lundin Mining has agreed with Tenke under the Business Combination Agreement to acquire, pursuant to the Plan of Arrangement, all of the outstanding Tenke Shares in exchange for 1.73 Lundin Mining Shares and $0.001 for each Tenke Share acquired, representing aggregate consideration of approximately $1.4 billion for the Tenke Shares, based on Lundin Mining’s 20 day volume weighted average trading price of $13.51 per share as at April 10, 2007.

Upon completion of the Arrangement:

•

Tenke will be a wholly-owned subsidiary of Lundin Mining and will cease to be a public company;

•

each Tenke Option outstanding immediately before the Effective Date will be exchanged for an option to be issued by Lundin Mining (a “New Lundin Mining Option”) pursuant to which the holder will be entitled to receive, upon exercise of the New Lundin Mining Option, that number of Lundin Mining Shares that is equal to the number of Tenke Shares that was issuable upon exercise of the Tenke Option immediately before the Effective Time multiplied by the Exchange Ratio.  The exercise price per Lundin Share under the New Lundin Mining Option will, subject to adjustment, be equal to the quotient obtained by dividing the exercise price per share of the Tenke Option in effect immediately prior to the Effective Time, by the Exchange Ratio and each Tenke Option will expire on the earlier of the original expiry date and 180 days after the optionee ceases to be eligible to hold options under the Tenke Option Plan;

•

assuming there are 60,199,829 Tenke Shares issued and outstanding at the Effective Time and outstanding Tenke Options in respect of 787,500 Tenke Shares, Lundin Mining will issue approximately 104,145,704 Lundin Mining Shares to acquire the Tenke Shares and reserve approximately 1,362,375 Lundin Mining Shares for issuance upon exercise of New Lundin Mining Options.  Upon completion of the Arrangement, there will be, using Lundin Mining’s issued share capital as at May 18, 2007, approximately 390,473,400 Lundin Mining Shares issued and outstanding;

•

Tenke will continue to hold all of its mineral properties, cash and assets, except for US$5.0 million in cash and the South American Assets, which will be transferred as part of the Arrangement to Suramina Resources Inc. (“Suramina”), a wholly-owned subsidiary of Tenke incorporated by Tenke for the purpose of the Arrangement, all of the shares of which will be distributed to Tenke Shareholders prior to completion of the Arrangement;

•

the Subsidiaries of Tenke (other than Suramina and its Subsidiaries that own directly or indirectly, the South American Assets) will remain as Subsidiaries and related corporations of Tenke, such that Lundin Mining will own Tenke’s interest in the Tenke Fungurume Project; and

•

Paul K. Conibear, the current President and Chief Executive Officer of Tenke, will join Lundin Mining in a senior management position responsible for managing Lundin Mining’s interest in the Tenke Fungurume Project and will also serve as President and Chief Executive Officer of Suramina.

Lundin Mining has covenanted under the Business Combination Agreement that, within 30 days following the Effective Date, it will amalgamate Lundin Mining or a wholly-owned subsidiary of Lundin Mining that is a disregarded entity for U.S. tax purposes with Tenke.

See “The Arrangement” for additional information.  Full particulars of the Arrangement are contained in the Plan of Arrangement which is attached to this Circular as Schedule B.

The Companies

Tenke

Tenke is a Canadian mineral resource company with development projects and exploration activities in the Democratic Republic of Congo, Argentina and Chile. Tenke is a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Québec.  Shares of Tenke trade on the TSX under the symbol “TNK”.  The principal office of Tenke is located at 885 W. Georgia Street, Suite 2101, Vancouver, British Columbia, Canada, V6C 3E8.

Tenke holds a 24.75% interest in the Tenke Fungurume copper/cobalt deposits (the “Tenke Fungurume Project”) located in Katanga Province in the Democratic Republic of Congo. Tenke’s operating partner, Freeport-McMoRan Copper & Gold Inc. (formerly, Phelps Dodge Corporation), holds a 57.75% interest and La Générale des Carrierès et des Mines, the Democratic Republic of Congo state mining company, holds the remaining 17.5% interest.

Construction is in progress on the project, which entails an open pit mining operation producing initially 115,000 tonnes per annum (“tpa”) of London Grade A quality copper cathode and 8,000 tpa of cobalt in any combination of cobalt metal or intermediate cobalt hydroxide. Site infrastructure and process facility layouts have been designed for significant future potential expansions.

The Tenke Fungurume Project concessions, encompassing over 1,500 square kilometers, have extensive exploration potential across the project area and a significant drilling program is in progress to potentially add further proven/probable, high-grade ore reserves to the mine plan and for a potential major plant expansion in the early years of the project.  In June 2006, Tenke disclosed the following results from an independent resource estimate of the Tenke Fungurume copper/cobalt concessions, prepared in accordance with NI 43-101 by independent qualified persons John Nilsson, P.Eng. of Nilsson Mine Services Ltd. and Abdullah Arik, B.Sc.M.Sc. of Mintec Inc.  Their report dated May 20, 2006 is available under Tenke’s profile on the SEDAR website at www.sedar.com.

Table 1.3 Measured + Indicated Resources

	K-Tones	Tcu%	Acu%	Tco%	Aco%
Oxide	92,266	3.25	3.01	0.34	0.28
Mixed	138,794	2.82	1.69	0.29	0.19
Sulphide	4,044	4.22	0.46	0.37	0.12
Total		3.01	2.19	0.31	0.22

Table 1.4 Inferred Resources

	K-Tones	Tcu%	Acu%	Tco%	Aco%
Oxide	70,152	2.75	2.45	0.20	0.14
Mixed	176,043	2.61	1.61	0.20	0.14
Sulphide	17,557	1.82	0.16	0.13	0.02
Total		2.60	1.73	0.19	0.13

TCu – Total copper grade
ACu – Acid soluble copper grade
TCo – Total cobalt grade
ACo – Acid soluble cobalt grade

Tenke also holds an exploration land package in Argentina extending into Chile.  These assets will be transferred to Suramina and all of the shares of Suramina will be distributed to Tenke Shareholders prior to completion of the Arrangement.

See “Information Regarding Tenke Mining Corp.” in the Joint Disclosure Booklet.

Lundin Mining

Lundin Mining is a company amalgamated under the CBCA, with its principal business office located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.  Lundin Mining also maintains an office at Hovslagargatan 5, Third Floor, 111 48, Stockholm, Sweden for the purposes of running its foreign mining activities.

Lundin Mining is a company that, through its subsidiaries, is engaged in the acquisition, exploration, development and mining of base metal deposits internationally.  In addition to having made a strategic investment in a number of mining, exploration and development companies and holding an interest in several exploration projects worldwide, Lundin currently owns, indirectly, four producing mines:  the Neves-Corvo copper/zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine and the Storliden zinc/copper mine in Sweden and the Galmoy zinc/lead mine in Ireland.  Lundin expects a fifth mine, the Aljustral zinc/lead/silver mine in Portugal, to be brought into production in the third quarter of 2007.  Lundin also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

During 2006, Lundin Mining mined 3.9 million tonnes of ore producing 89,218 tonnes of copper, 171,293 tonnes of zinc, 45,106 tonnes of lead and 2,538,225 ounces of silver.  In addition, Lundin Mining recently announced a takeover bid for all of the outstanding shares and warrants of Rio Narcea, which holds a 100% interest in the producing Aguablanca nickel/copper mine in Spain.

See “Information Concerning Lundin Mining Corporation” in the Joint Disclosure Book.

Summary Pro-Forma Financial Information

The following table sets out certain pro forma combined financial information of Lundin Mining and Tenke for the year ended December 31, 2006 and the three months ended March 31, 2007 after giving effect to the Arrangement.

The information provided below is qualified in its entirety by the unaudited pro forma consolidated financial statements attached to the Joint Disclosure Booklet.  Reference should be made to those pro forma financial statements as well as to the audited annual consolidated financial statements of Tenke for the year ended December 31, 2006, the unaudited interim consolidated financial statements of Tenke for the three months ended March 31, 2007, the audited annual consolidated financial statements of Lundin Mining for the year ended December 31, 2006, the unaudited interim consolidated financial statements of Lundin Mining for the three months ended March 31, 2007, the audited annual consolidated financial statements of Rio Narcea for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Rio Narcea for the three months ended March 31, 2007, which are incorporated by reference into this Circular and the Joint Disclosure Booklet.

	Pro Forma	Pro Forma Lundin,	Pro Forma
	Lundin and Tenke	Tenke and Rio Narcea	Lundin

Pro Forma Consolidated Balance Sheets
As at March 31, 2007 (unaudited)
Cash and cash equivalents	$412,344	$526,179	$514,656
Total assets	$4,339,073	$5,267,551	$4,984,919
Total liabilities	$837,669	$1,766,147	$1,483,515
Shareholders’ equity	$3,501,404	$3,501,404	$3,501,404

Pro Forma Consolidated Statement of
Operations (unaudited)
For the Three Months Ended
March 31, 2007
Sales	$193,920	$256,581	$256,581
Net earnings (loss)	$53,853	$72,442	$78,323
Basic	$0.14	$0.19	$0.20
Diluted	$0.14	$0.19	$0.20

For the Year Ended December 31, 2006
Sales	$950,217	$1,175,911	$1,175,911
Net earnings (loss)	$279,115	$318,802	$336,850
Basic	$0.72	$0.82	$0.87
Diluted	$0.71	$0.82	$0.86

Benefits of the Arrangement

The Board of Directors concluded that a combination with Tenke would be in the best interest of both Lundin Mining and the Lundin Mining Shareholders.  In reaching its conclusion and making its recommendation, the Board of Directors considered the advice of its financial and legal advisors, the recommendation of the Special Committee and other considerations, including the following:

•

it will result in Lundin Mining owning a 24.75% interest in the Tenke Fungurume Project, one of the world’s richest and largest new copper/cobalt projects;

•

in will significantly increase the Corporation’s production and geological resource profile and reduce its cost profile for copper production; and

•

it will provide the Corporation with exposure to exploration opportunities in the Democratic Republic of Congo and other areas in the region.

See “Arrangement – Reasons for the Arrangement and Recommendations of the Board of Directors”.

Fairness Opinion

The Special Committee of the Board of Directors retained GMP Securities to address the fairness of the Arrangement, from a financial point of view, to the Lundin Mining Shareholders.

The GMP Fairness Opinion, the complete text of which is attached to this Circular as Schedule C, concludes that, based upon and subject to the factors referred to therein, as of April 10, 2007, the Arrangement was fair, from a financial point of view, to the Lundin Mining Shareholders.  The Fairness Opinion is subject to certain assumptions and limitations contained therein and should therefore be read in its entirety. See “Arrangement – Fairness Opinion”.

Lundin Mining Following the Arrangement

Following the Arrangement, Lundin Mining will have a market capitalization of approximately $5.3 billion, based on the closing price of the Lundin Mining Shares on the TSX on April 10, 2007.  It’s common shares will continue to be listed on the TSX and AMEX and its Swedish Depositary Receipts will continue to be listed on the SSE.

Upon completion of the Arrangement, Tenke will be a wholly-owned Subsidiary of Lundin Mining and Lundin Mining will own Tenke’s interest in the Tenke Fungurume Project.  Former Tenke Shareholders will own approximately 26.67% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.33% of the then outstanding Lundin Mining Shares on a non-diluted basis.  Former Tenke Shareholders will own approximately 26.75% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.25% of the then outstanding Lundin Mining Shares, on a fully diluted basis.

See “Information Concerning Lundin Mining Corporation and Tenke Mining Corp. following the Arrangement” in the Joint Disclosure Booklet.

Recommendation of the Special Committee

The Board of Directors appointed the Special Committee to consider, assess and examine any transaction whereby Lundin Mining would acquire the outstanding shares of Tenke.  The Special Committee consists of Mr. Brian Edgar, Mr. David Mullen and Mr. Tony O’Reilly, all of whom are independent with respect to management of Lundin and Tenke.  The Special Committee appointed Mr. Edgar as its Chairman.  After considering all of the relevant factors known to it and considering the GMP Fairness Opinion, and after discussions with its financial and legal advisors, the Special Committee unanimously resolved to report to the Board of Directors that it had concluded that the Arrangement is fair to, and in the best interests of, the Lundin Mining Shareholders.  The Special Committee then further resolved unanimously to recommend to the Board of Directors that it approve the Business Combination Agreement and recommend that the Lundin Mining Shareholders vote in favour of the Share Issue Resolution.

Recommendation of the Board of Directors

The Board of Directors, after consultation with its advisors and the recommendation of the Special Committee of the Board of Directors and considering the conclusions of the GMP Fairness Opinion, has determined that the Arrangement is fair and in the best interests of, the Lundin Mining Shareholders.  The Board of Directors recommends that the Lundin Mining Shareholders vote IN FAVOUR of the Share Issue Resolution.  See “The Arrangement – Reasons for the Arrangement and Recommendations of the Board of Directors”.

Conditions to Completion of the Arrangement; Effective Date

The Business Combination Agreement provides that, in order for the Arrangement to become effective, certain conditions must have been satisfied or waived, including without limitation, the following:

•

the Lundin Mining Shareholders must approve the Share Issue Resolution at the Meeting;

•

the Tenke Shareholders must approve the Arrangement by a two-thirds majority of the Tenke Shareholders present and entitled to vote at the Tenke Meeting;

•

the Lundin Mining Shares to be issued pursuant to the Arrangement will have been approved for listing on the TSX and the AMEX and the Swedish Depository Receipts relating to the Lundin Mining Shares to be issued in connection with the Arrangement will have been listed on the SSE;

•

the Court must grant its Final Order with respect to the Arrangement;

•

no Material Adverse Change with respect to Tenke or Lundin will have occurred; and

•

Dissent Rights must not have been exercised in respect of, in the aggregate, more than 5% of the outstanding Tenke Shares.

See “The Arrangement – The Business Combination Agreement – Conditions to the Arrangement”.

Prior to the mailing of the Circular, the TSX conditionally approved the listing of the Lundin Mining Shares to be issued pursuant to the Arrangement, subject to filing standard closing documents.

Subject to the approval of the Tenke Arrangement Resolution by the Tenke Shareholders at the Tenke Meeting, the hearing in respect of the Final Order is scheduled to take place on June 21, 2007 at 10:00 a.m. (Toronto time) or shortly thereafter.  At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement to Tenke Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming that the Final Order is granted and the other conditions in respect of the Arrangement as set out in the Business Combination Agreement are satisfied or waived, it is anticipated that the Final Order will be filed with the Director to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Business Combination Agreement will be executed and delivered.

It is currently anticipated that the Effective Date of the Arrangement will be on or about July 3, 2007.

Termination; Termination Fees

The Business Combination Agreement provides that it may be terminated in certain circumstances by the Lundin Board or the Tenke Board before the Effective Date notwithstanding approval of the Share Issue Resolution by the Lundin Mining Shareholders or the approval of the Arrangement by the Tenke Shareholders and the Court.

If the Share Issue Resolution is not approved by the Lundin Mining Shareholders at the Meeting, either Lundin Mining or Tenke may terminate the Business Combination Agreement and, upon such a termination, Lundin Mining will be required to pay Tenke a termination fee of $3.0 million.

In certain circumstances, including if Tenke terminates the Business Combination Agreement to enter into a transaction agreement to effect a Competing Proposal, Tenke is required to pay Lundin Mining a $30 million termination fee.  See “The Arrangement – The Business Combination Agreement – Termination of Business Combination Agreement/Payment of Termination Fee”.

Risk Factors

There are risks associated with the completion of the Arrangement.  These risks include, without limitation, the following: (i) market reaction to the Arrangement and the future trading prices of the Lundin Mining Shares cannot be predicted and may be negative; (ii) Lundin Mining may not realize the benefits currently anticipated from the acquisition of Tenke; (iii) there is no assurance that required approvals will be received or other conditions to completion of the transaction will be met; and (iv) the issue of Lundin Mining Shares under the Arrangement and their subsequent sale may cause the market price of the Lundin Mining Shares to decline.  See “Arrangement Risk Factors” in this Circular.

In addition, an investment in a natural resource issuer involves a significant degree of risk.  Both Lundin Mining and Tenke are subject to a number of risks in the operation of their businesses. Lundin Mining Shareholders should carefully review the risk factors set forth under “Risk Factors” in the Tenke Annual Information Form dated March 20, 2007 and under “Risk Factors” in the Lundin Annual Information Form dated March 31, 2007, which are incorporated by reference into the Joint Disclosure Booklet.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation by management of the Corporation of proxies for use at the Meeting to be held at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia on June 18, 2007 at 2:00 p.m. (Vancouver time), for the purposes set out in the accompanying Notice of Meeting.

Management’s solicitation of proxies will primarily be by mail and may be supplemented by telephone or other means of communication to be made without special compensation by directors, officers and regular employees of Lundin Mining.  Lundin Mining has retained Georgeson Shareholder Communications (Canada), Inc. (“Georgeson”) to solicit proxies on behalf of management of Lundin Mining.  Lundin Mining will pay Georgeson a proxy solicitation program management fee of $60,000 and a retail shareholder call fee of $6.00 per call.  In addition, Lundin Mining has agreed to reimburse Georgeson for disbursements where applicable.  All solicitation costs will be borne by Lundin Mining.

The information contained in this Circular is given as of May 18, 2007, unless otherwise indicated.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors and/or officers of Lundin Mining (the “Management Proxyholders”). A registered shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered shareholder at the Meeting by striking out the printed names and inserting that other person’s name in the blank space provided. A proxyholder need not be a shareholder. If a shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered shareholder, the Management Proxyholder will vote the proxy FOR all proposals set out in the enclosed proxy form and in this Circular.

The instrument appointing a proxyholder must be signed in writing by the registered shareholder, or such shareholder’s attorney authorized in writing. If the registered shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (Toronto time) on June 14, 2007 or not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement thereof.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Georgeson by telephone (toll free) at 1-866-690-7478.

Voting of Proxies

Common shares of Lundin Mining represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly.  If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

Exercise of Discretion

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of Lundin Mining knows of no such amendments, variations or other matters to come before the Meeting.

Voting By Beneficial Shareholders

The information in this section is important to many Lundin Mining Shareholders as a substantial number of Lundin Mining Shareholders do not hold their shares in their own name.

Lundin Mining Shareholders who hold Lundin Mining Shares through their brokers, intermediaries, trustees, or other nominees (such Lundin Mining Shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by Lundin Mining Shareholders whose names appear on the share register of Lundin Mining may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of Lundin Mining.  Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Independent Investor Communication Corporation) (“Broadridge”).  Broadridge typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Revocation of Proxy

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Lundin Mining, at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment thereof, or with the Secretary of Lundin Mining or the chairman of the Meeting prior to the time of voting at the Meeting. Only registered Lundin Mining Shareholders have the right to revoke a proxy.  Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

Record Date and Shares Entitled to Vote

The Record Date for the meeting is April 20, 2007.  At the close of business on the Record Date there were 286,308,656 Lundin Mining Shares outstanding.

Lundin Mining Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting. Lundin Mining Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting.

Quorum and Votes Required

The presence, in person or represented by proxy, of two holders of Lundin Mining Shares entitled to vote thereat will constitute a quorum for the Meeting.

Each matter to be considered at the Meeting as set forth in the Notice of Meeting, including the Share Issue Resolution, requires the affirmative vote of not less than a majority of the votes cast by Lundin Mining Shareholders who vote in respect thereof, in person or by proxy, at the Meeting.

Principal Holders of Voting Securities

As at the Record Date, to the knowledge of the directors and officers of Lundin Mining, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Lundin Mining Shares then outstanding are as follows:

Name and Address	Number of Shares	Percentage of Issued Capital
The Estate of Adolf H. Lundin(1)	33,243,230	11.61%

Note:

(1)

These shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd., private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin.

As at May 18, 2007, the total number of Lundin Mining Shares owned or controlled by management and the directors of the Corporation and their associates or affiliates was 916,059 Lundin Mining Shares, representing 0.3% of the total issued and outstanding common shares of Lundin Mining.

Interests of Certain Persons in Matters to be Acted Upon

Other than as set out in this Circular or in the schedules hereto, no director or executive officer of Lundin Mining, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

ANNUAL GENERAL MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The audited annual consolidated financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon, will be placed before the Meeting.  A copy of the audited consolidated financial statements accompanies this Circular.  In addition, securityholders can request a copy of the Corporation’s 2006 Annual Report, free of charge, by contacting the Corporate Secretary of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Election of Directors

All current directors of the Corporation will be deemed to retire at the Meeting.  Each director elected at the Meeting will hold office until the next annual meeting of shareholders and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the ten persons whose names are set forth below.

All proposed director nominees are ordinarily resident in Canada, with the exception of Mr. Anthony O’Reilly, who is ordinarily resident in Ireland and Mr. Karl-Axel Waplan, who is ordinarily resident in Sweden.

The following table provides the name of each person proposed to be nominated by management for election as a director, all other positions and offices now held by him, if any, with the Corporation and any significant affiliate, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction:

Name, residence and current position(s) held in the Corporation	Principal occupation	Served as director since(1)	Number of securities owned (directly or indirectly) or controlled at present(2)
Lukas H. Lundin(7) British Columbia, Canada Chairman and Director	Chairman and Director of the Corporation	September 9, 1994	155,493 shares(6)
Colin K. Benner(3) British Columbia, Canada Vice-Chairman and Director	Vice Chairman and Director of the Corporation	October 31, 2006	40,668 shares
Karl-Axel Waplan Bromma, Sweden President and Chief Executive Officer	President of the Corporation since April 15, 2005; Chief Executive Officer since March 31, 2007; formerly Chief Operating Officer for GfE MIR Group, a metals trading company, in Dusseldorf, Germany	Nominee(4)	498,000 shares
Donald Charter(5)(6) Ontario, Canada Director	Corporate Director and President, 3C’s Corporation	October 31, 2006	11,424 shares 142,800 options
John H. Craig(7) Ontario, Canada Director	Partner, Cassels Brock & Blackwell LLP	June 22, 2003	30,000 shares
Brian D. Edgar(7)(8) British Columbia, Canada Director	President, Chief Executive Officer and Director of Dome Ventures Corporation	September 9, 1994	30,000 shares
David F. Mullen(6)(7) British Columbia, Canada Director	Chief Executive Officer of HSBC Capital (Canada) Inc. and Head of Private Equity, North America	October 31, 2006	8,466 shares 19,040 options
Anthony O’Reilly(6)(8) Dublin, Ireland Director	Chief Executive of Providence Resources Plc.	May 25, 2005	65,634 shares
Dale C. Peniuk C.A.(5) British Columbia, Canada Director	Self employed financial consultant to the mining industry	October 31, 2006	142,800 options
William A. Rand(5) British Columbia, Canada Director	President and Director of Rand Edgar Investment Corp.	September 9, 1994	76,374 shares

Notes:

(1)

Lundin Mining Corporation merged with EuroZinc Mining Corporation effective October 31, 2006 and the two companies amalgamated effective November 30, 2006 to create the Corporation, which continued to carry on the business of the amalgamating entities under the name “Lundin Mining Corporation”.  On November 30, 2006 all of the persons serving as directors and officers of Lundin Mining Corporation prior to the amalgamation were deemed to resign from that company and were appointed as directors and officers of the Corporation. For the purposes of this disclosure, the table disregards the resignations in respect of those persons who continued to serve as directors and officers of the Corporation following the arrangement.

(2)

On a non-diluted basis.  The information as to common shares beneficially owned has been provided by the directors and officers themselves.

(3)

Mr. Benner resigned as Chief Executive Officer of the Corporation effective March 31, 2007.

(4)

Mr. Waplan served as a director of the Corporation from April 13, 2005 to October 31, 2007.

(5)

Member of the Audit Committee.

(6)

Member of the Human Resources and Compensation Committee.

(7)

Member of the Corporate Governance and Nominating Committee.

(8)

Member of the Environment, Safety and Health Committee.

The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees themselves.

Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected occurrence, the proxies given pursuant to this solicitation will be voted IN FAVOUR of the remaining nominees and for such other substitute nominees as the Board of Directors may designate.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Rand and Edgar are currently and were directors of Lexacal Investment Corp. (TSX-V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time.  The default was rectified and the order was rescinded on November 9, 2006.

Individual Bankruptcies

No director or proposed director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of Auditor

The directors of the Corporation recommend the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of the Corporation to hold office until the termination of the next annual meeting of the Corporation. PricewaterhouseCoopers LLP was first appointed as the auditors of the Corporation on October 19, 2006.  It is also proposed that the remuneration to be paid to the auditors be determined by the directors of the Corporation.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted IN FAVOUR of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

THE ARRANGEMENT

General

Lundin Mining has agreed with Tenke under the Business Combination Agreement to acquire, pursuant to the Plan of Arrangement, all of the outstanding Tenke Shares in exchange for 1.73 Lundin Mining Shares and $0.001 for each Tenke Share acquired, representing aggregate consideration of approximately $1.4 billion for the Tenke Shares.  Fractional Lundin Mining Shares will be rounded down to the nearest whole number.

Upon completion of the Arrangement, each holder of a Tenke Option will be entitled to receive, upon the subsequent exercise thereof in accordance with its terms, and will accept in lieu of the number of Tenke Shares otherwise issuable upon such exercise, the number of Lundin Mining Shares which such holder would have been entitled to receive as a result of the transactions contemplated in the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was previously entitled upon such exercise.  Except as otherwise agreed to by Lundin and the holders of Tenke Stock Options, the term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Tenke Options will otherwise be unchanged.  Each Tenke Stock Option which, by its terms, would expire up to 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, will be deemed to have been amended to provide that such option shall not expire until 180 days after the optionee ceased to be eligible to hold options under the Tenke Stock Option Plan.

Immediately following the Effective Date, Tenke will be a wholly-owned subsidiary of Lundin Mining and Lundin Mining will own the Tenke Fungurume Project.

Upon the completion of the Arrangement, Former Tenke Shareholders will own approximately 26.67% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.33% of the then outstanding Lundin Mining Shares, on a non-diluted basis.  (Former Tenke Shareholders will own approximately 26.75% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.25% of the then outstanding Lundin Mining Shares, on a fully diluted basis.)

Lundin Mining has covenanted under the Business Combination Agreement that it will amalgamate Lundin Mining or a Lundin Subsidiary with Tenke within 30 days of completion of the Arrangement.

Approval of the Share Issue Resolution

At the Meeting, Lundin Mining Shareholders will be asked to consider and, if deemed appropriate, to pass, the Share Issue Resolution, the full text of which is reproduced at Schedule A to this Circular, authorizing the issue of up to approximately 105,508,079 Lundin Mining Shares (including up to approximately 1,362,375 Lundin Mining Shares reserved for issuance pursuant to Tenke Options) in connection with the Arrangement.

Lundin Mining is not required under applicable corporate or securities legislation or the rules of the TSX to obtain the consent of the Lundin Mining Shareholders to complete the Arrangement or issue the Lundin Mining Shares to Tenke Shareholders under the Arrangement.  However, the Board of Lundin Mining determined that, given the commonality of directors and principal shareholders between Lundin Mining and Tenke, approval of the Lundin Mining Shareholders should be sought as a matter of good corporate governance.

The Board of Directors recommends that the Lundin Mining Shareholders vote IN FAVOUR of the Share Issue Resolution at the Meeting. See “The Arrangement — Recommendation of the Board of Directors”.

To be effective, the Share Issue Resolution must be approved by not less than a majority of the votes cast by the holders of Lundin Mining Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Lundin Mining Shares represented by such form of proxy FOR the Share Issue Resolution.

It is a condition to the completion of the Arrangement in favour of Tenke that the Lundin Mining Shareholders approve the Share Issue Resolution at the Meeting.  If the Share Issue Resolution is not approved by the Lundin Mining Shareholders at the Meeting, either Lundin Mining or Tenke may terminate the Business Combination Agreement, and upon such a termination Lundin Mining will be required to pay Tenke a termination fee of $3.0 million.  See “The Arrangement – The Business Combination Agreement – Termination of Business Combination Agreement/Payment of Termination Fee”.

Background to the Arrangement

The provisions of the Business Combination Agreement are the result of arm’s length negotiations conducted among representatives of Lundin Mining and Tenke and their respective legal and financial advisors. The following is a summary of the background to the execution of the Business Combination Agreement.

In December 2005, preliminary discussions between Lundin Mining and Tenke took place regarding the possible business combination of the companies.  Independent committees were formed by both companies, and financial advisors retained shortly thereafter.  Discussions ended in March 2006 at the request of Lundin Mining because the Corporation decided to put a priority on the acquisition of EuroZinc Mining Corporation (“EuroZinc”).

Upon successful completion of the transaction with EuroZinc and after integration of EuroZinc’s staff and assets had significantly progressed, Lundin Mining management indicated to Tenke in early January 2007 that it wished to proceed with a possible business combination.

On January 31, 2007, Lundin Mining and Tenke entered into a confidentiality agreement and began to exchange confidential, non-public information regarding their respective businesses.

On February 21, 2007, the Board of Directors formed the Special Committee, comprised of independent directors, to consider a business combination of Tenke (after the transfer of the South American Assets and US$5 million to Suramina) and Lundin Mining.  The Special Committee is comprised of Messrs. Edgar, Mullen and O’Reilly.  The Special Committee appointed Mr. Edgar as Chairman.  None of these individuals is a director and/or officer of Tenke or owns any Tenke Shares.

On February 21, 2007, the Special Committee retained Blake, Cassels & Graydon LLP to act as legal advisors to the Special Committee and on February 23, 2007 engaged GMP Securities to render an opinion as to fairness of the Arrangement, from a financial point of view, to Lundin Mining Shareholders.

Between March 27, 2007 and April 10, 2007, the Special Committee met formally on four occasions with, when appropriate, its legal and financial advisors to review and discuss the terms and merits of the proposed business combination, including the financial analysis being undertaken by GMP Securities, and the draft Business Combination Agreement.  In addition, members of the Special Committee met with management and its financial advisors on several further occasions to receive updates on the progress of negotiations, the status of the financial analysis and the progress of due diligence.  During such meetings the members of the Special Committee provided management with guidance and instructions on matters relating to the Arrangement.

In its meeting of March 27, 2007, the Special Committee discussed its mandate generally and received a presentation from legal counsel as to the legal duties and responsibilities of the Special Committee.  The Special Committee also ratified the appointment of, and received an initial presentation from, GMP Securities.

In retaining GMP Securities, the Special Committee concluded, based in part on representations made by GMP Securities, that GMP Securities was independent of Tenke and was qualified to provide a fairness opinion with respect to the Arrangement.

On March 29, 2007 the Special Committee reviewed a presentation received by management, which outlined the critical terms of the Arrangement.  The Special Committee also discussed the previous presentation by GMP Securities.  At such meeting the Special Committee, based on the advice provided to date by GMP Securities and after consultation with its legal advisors and a thorough review of other matters, concluded that it would recommend to the Board of Directors that management be authorized to continue to negotiate the Arrangement on the terms presented by management.

Between March 29, 2007 and April 5, 2007 members of the Special Committee reviewed the proposed terms of the Business Combination Agreement and received updates on the progress of the negotiations.

On April 5, 2007 the terms of the Business Combination Agreement were discussed further by the Special Committee.  The Special Committee was informed that legal and technical due diligence had been completed satisfactorily.  GMP Securities provided an update on its financial presentation at such meeting following which a discussion ensued.  At such meeting the Special Committee concluded that discussions should continue.

At a meeting of the Special Committee held on April 10, 2007, the Special Committee received advice from its financial and legal advisors on the terms of the Business Combination Agreement.  At such meeting GMP Securities confirmed orally the conclusions of the GMP Fairness Opinion.  The Special Committee unanimously resolved to accept the GMP Fairness Opinion and determined that the Arrangement is fair to, and in the best interests of, the Lundin Mining Shareholders.  The Special Committee further concluded that it would recommend that the Board of Directors approve the Business Combination Agreement and recommend that the Lundin Mining Shareholders vote in favour of the Share Issue Resolution.

On February 16, 2007, the Tenke Board formed the Tenke Independent Committee, comprised of independent directors, to consider and discuss a potential transfer by Tenke of its South American Assets to a newly incorporated subsidiary and the subsequent business combination of Tenke and Lundin Mining. The Tenke Independent Committee is comprised of  Lee A. Graber and Mats Carlsson.

On February 19, 2007, the Tenke Independent Committee authorized the retention of DuMoulin Black LLP to act as legal advisor to the Tenke Independent Committee, and of Dundee Securities Corporation (“Dundee Securities”) to act as financial advisor.  Dundee Securities was engaged by the Tenke Independent Committee pursuant to an engagement agreement dated February 28, 2007 as amended on April 4, 2007 to render to the Tenke Independent Committee an opinion as to the fairness of the Arrangement, from a financial point of view, to the Tenke Minority Shareholders.

In late February 2007 Tenke commenced due diligence investigations of the property and business of Lundin Mining.

On or about April 10, 2007, the Tenke Independent Committee, with the assistance of its legal counsel, settled the terms of a definitive Business Combination Agreement with Lundin Mining.

On April 10, 2007, the Tenke Independent Committee received the oral opinion of Dundee Securities to the effect that, as of April 10, 2007, based on and subject to various assumptions, matters considered and limitations, the Arrangement was fair, from a financial point of view to the Tenke Minority Shareholders.  Following discussion and consideration of a variety of factors, including without limitation, the opinion of Dundee Securities, the results of due diligence and the terms of the Business Combination Agreement, the Tenke Independent Committee resolved to recommend the proposed transaction to the Tenke Board on certain terms.

On April 10, 2007, the Tenke Board met to receive the report of the Tenke Independent Committee and to review the definitive Business Combination Agreement.  Following a presentation of the Tenke Independent Committee and delivery of the oral opinion by Dundee Securities that the Arrangement is fair, from a financial point of view, to the Tenke Minority Shareholders, the Tenke Board unanimously (with Lukas Lundin, William Rand and John Craig abstaining) authorized Tenke to enter into the Business Combination Agreement, the final version of which was executed by Tenke on April 10, 2007.

On April 10, 2007, the Board of Directors met to receive the report of the Special Committee, to receive the GMP Fairness Opinion and to review the definitive Business Combination Agreement.  Following a presentation of the Special Committee and delivery of the written GMP Fairness Opinion, the Board unanimously (with Lukas Lundin, William Rand and John Craig abstaining) authorized Lundin Mining to enter into the Business Combination Agreement, the final version of which was executed by the Corporation on April 10, 2007, and resolved to recommend that the Lundin Mining Shareholders vote in favor of the Share Issue Resolution.

Reasons for the Arrangement and Recommendation of the Board of Directors

The Board of Directors believes that the Arrangement will have the following benefits for the Lundin Mining Shareholders:

(a)

The transaction will result in Lundin Mining owning a 24.75% interest in the Tenke Fungurume Project, one of the world’s richest and largest new copper projects.  The Tenke Fungurume Project adds a mining property to the existing Lundin Mining asset base which has a significant mine life, reserves and resources.  Less than half of the Tenke Fungurume Project concessions have been explored, numerous surface copper outcropping have yet to receive drilling and exploration upside potential is widely considered to be outstanding.

(b)

The transaction will significantly increase both the production and geological resource profile of Lundin Mining and will reduce the Corporation’s cost profile for copper production.

(c)

Tenke has more than 10 years experience in Katanga Province and special knowledge of properties and opportunities in Katanga Province, one of the richest under-developed copper regions in the world.  The ownership position in the Tenke Fungurume Project combined with the technical, political and administrative skills coming with the acquisition will provide the Corporation with unique exposure to other exploration opportunities in the Democratic Republic of Congo and other areas in the region.

(d)

The combined company will have a market capitalization of approximately $5.3 billion (based on the closing price of the Lundin Mining Shares on the TSX on April 10, 2007), which Lundin Mining expects will entice its profile and desirability with institutional investors, which in turn will lead to increased liquidity for all Lundin Shareholders.

(e)

Tenke has approximately $100 million in cash reserves, which will be added to Lundin’s existing cash reserves.  Under Tenke Fungurume Project current financing plans, this cash reserve will satisfy Lundin Mining’s obligations to the project, which essentially enables Lundin Mining to acquire its stake in a major copper project under construction without any immediate cash burden on the Corporation as the Tenke Fungurume Project proceeds towards first copper production scheduled for late 2008/early 2009.

(f)

The combined company will have a strong balance sheet with US$412.3 million (before taking into account the proposed Rio Narcea transaction) in cash and short-term investments as at March 31, 2007 and a strong operating cash flow to facilitate the Corporation’s aggressive growth strategy.

(g)

The Tenke Fungurume Project will not tax the Corporation’s existing management resources, as the project will be managed by Freeport-McMoRan Copper & Gold Inc.

The Board of Directors has unanimously approved the Share Issue Resolution and unanimously recommends that the Lundin Mining Shareholders vote IN FAVOUR of the Share Issue Resolution at the Meeting.  In recommending that the Lundin Mining Shareholders vote in favour of the Share Issue Resolution, the Board of Directors, after consultation with its advisors and receiving the recommendation of the Special Committee, considered, among other things, the expected benefits of the Arrangement as well as the following factors:

(a)

the financial analysis provided by GMP Securities to the Special Committee and the Board of Directors and the GMP Fairness Opinion that, as of April 10, 2007, the Arrangement is fair, from a financial point of view, to the Lundin Mining Shareholders;

(b)

information provided in respect of Tenke with respect to its assets and properties;

(c)

information provided in respect of Tenke (other than the South American Assets) with respect to its historical and current financial condition, business and operations; and

(d)

the anticipated size and market liquidity of Lundin Mining subsequent to the Arrangement.

Fairness Opinion

On April 10, 2007, GMP Securities delivered its verbal report to the Board of Directors to the effect that, as of such date, the Arrangement was fair, from a financial point of view, to the Lundin Mining Shareholders. GMP Securities subsequently delivered the GMP Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of April 10, 2007, the Arrangement was fair, from a financial point of view, to the Lundin Mining Shareholders.

In arriving at its opinion GMP Securities reviewed and relied upon, among other things, the following:

(a)

the draft business combination agreement between the Corporation and Tenke dated April 10, 2007;

(b)

audited consolidated financial statements of the Corporation and Tenke as at, and for the years ended December 31, 2004, December 31, 2005 and December 31, 2006;

(c)

unaudited consolidated interim financial statements of the Corporation and Tenke from the period ended March 31, 2004 up to and including the period ended September 30, 2006;

(d)

management’s discussion and analysis of financial condition and results of operations of the Corporation and Tenke for the financial year ended December 31, 2006;

(e)

published research and industry reports for the Corporation and Tenke and for the worldwide base metal mining industry;

(f)

public information relating to the business, operations, financial performance and stock trading history of the Corporation and Tenke and other selected public companies considered by GMP Securities to be relevant;

(g)

the Tenke Fungurume NI 43-101 Resource Statement dated May 2006;

(h)

the Rothschild Preliminary Information Memorandum dated October 2006;

(i)

the Phelps Dodge – Tenke Fungurume Project Overview dated November 2006;

(j)

the Minproc/PD Draft Tenke Fungurume Feasibility Study dated November 17, 2006;

(k)

Tenke’s Financing Cost and Margin Analysis dated January 23, 2007;

(l)

the Tenke Revised Financing Plan dated January 2007;

(m)

public filings submitted by the Corporation and Tenke to securities commissions or similar regulatory authorities in Canada;

(n)

public information with respect to other transactions of a comparable nature considered by GMP Securities to be relevant;

(o)

a representation letter dated April 10, 2007 provided to GMP Securities by senior management of Lundin Mining;

(p)

discussions with senior officers and directors of Lundin Mining;

(q)

financial models of the Corporation and Tenke provided by their management; and

(r)

such other corporate, industry and financial market information, investigations and analyses as GMP Securities considered necessary or appropriate in the circumstances.

In preparing the GMP Fairness Opinion, GMP Securities relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations acquired by it from public sources or information provided to it by Lundin Mining and Tenke.  GMP Securities did not attempt to independently verify the completeness, accuracy or fair presentation of such information, data, advice, opinions or representations.

Also in connection with the preparation of the GMP Fairness Opinion, GMP Securities made assumptions with respect to industry performance, general business, market and economic conditions and other matters.  GMP Securities received fees for its services, none of which were dependent on the results of its opinion or the completion of the Arrangement.

GMP Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by GMP Securities, without considering all factors and analyses together, could be misleading.  Accordingly, the complete text of the GMP Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Schedule C.  The GMP Fairness Opinion addresses only the fairness of the Arrangement from a financial point of view and is not and should not be construed as a valuation of Tenke, Lundin Mining or any of their respective assets or securities or a recommendation to any Lundin Mining Shareholder as to whether to vote in favour of the Share Issue Resolution.

Lundin Mining Shareholders are urged to, and should, read the GMP Fairness Opinion in its entirety.

Principal Steps of the Arrangement

Subject to the conditions in the Business Combination Agreement being satisfied or waived, Tenke will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 192 of the CBCA.

On the Effective Date and commencing at the Effective Time, subject to the provisions of the Plan of Arrangement, the following shall occur and be deemed to occur without any further act or formality:

(a)

the authorized capital of Tenke will be amended by redesignating the Tenke Shares as Class B shares and the Articles of Tenke shall be deemed to be amended accordingly and each certificate representing an outstanding Tenke Share shall, as and from the time such redesignation is effective, represent a Class B share;

(b)

the authorized capital of Tenke will be amended by the creation of an unlimited number of Class A shares and the Articles of Tenke shall be deemed to be amended accordingly;

(c)

Tenke will transfer the South American Assets and US$5.0 million cash to Suramina and, in consideration therefor, Suramina will issue to Tenke, as fully paid and non-assessable, that number of Suramina shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;

(d)

each issued Class B share, other than those held by Dissenting Shareholders, will be exchanged with Tenke for one Class A share and one Suramina share acquired by Tenke and the certificates representing the outstanding Tenke Class B shares of Tenke shall thereafter represent Class A shares of Tenke;

(e)

each issued Tenke Class B share held by Dissenting Shareholders (for greater certainty, being Tenke Shareholders who have duly complied with the Dissent Rights and are ultimately entitled to be paid for their dissenting shares) will be acquired by Tenke in consideration for Tenke agreeing to pay the amount to be paid in respect of the dissenting shares;

(f)

the Class B shares will be cancelled;

(g)

each issued Class A share will be transferred to Lundin Mining in consideration of 1.73 Lundin Mining Shares and $0.001 in cash;

(h)

each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a New Lundin Mining Option pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the New Lundin Mining Option, that number of Lundin Mining Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the Tenke Stock Option. Except as otherwise agreed to by Lundin Mining and the holders of Tenke Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of each New Lundin Mining Option will otherwise be unchanged from those contained in or otherwise applicable to the related Tenke Stock Option. Each Tenke Stock Option which, by its terms, would expire up to 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, will be deemed to have been amended to provide that such option shall not expire until 180 days after the optionee ceased to be eligible to hold options under the Tenke Stock Option Plan;

(i)

Suramina will redeem its outstanding Class A shares for $0.001 per share and such shares will be cancelled;

(j)

no fractional Lundin Mining Shares will be issued in connection with the exchange but rather Tenke Shareholders entitled to a fractional Lundin Share will receive cash in lieu thereof; and

(k)

Lundin Mining will become the holder of all Class A shares.

The Plan of Arrangement is attached as Schedule B to the Circular.  Readers are encouraged to carefully review the Plan of Arrangement, as it contains the specific terms and conditions governing the Arrangement.

Effect of the Arrangement

Immediately following the Effective Date, Tenke will be a wholly owned Subsidiary of Lundin Mining and Lundin Mining will own Tenke’s interest in the Tenke Fungurume Project.

Assuming that there are 60,199,829 Tenke Shares outstanding as at the Effective Time (which assumes that no Tenke Options are exercised prior to such time) and that no Tenke Shareholder exercises Dissent Rights, Lundin Mining will issue approximately 104,145,704 Lundin Mining Shares upon the completion of the Arrangement (not including approximately 1,362,375 Lundin Mining Shares issuable upon the subsequent exercise of Tenke Options). Based upon the foregoing assumptions, upon the completion of the Arrangement, Former Tenke Shareholders will own approximately 26.67% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.33% of the then outstanding Lundin Mining Shares, on a non-diluted basis, and Former Tenke Shareholders will own approximately 26.75% of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.25% of the then outstanding Lundin Mining Shares, on a fully diluted basis.

It is anticipated that, following the Arrangement, Paul K. Conibear, the current President and Chief Executive Officer of Tenke, will join Lundin Mining in a senior management position responsible for Lundin Mining’s interest in the Tenke Fungurume Project and will also serve as President and Chief Executive Officer of Suramina.

Lock-Up Agreements

Lundin Mining has obtained lock-up agreements from all of the directors and senior officers of Tenke and each person, company or trust that has, to the actual knowledge of Tenke, based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of an of control or direction over, securities of Tenke carrying more than 10% of the voting rights attached to all of Tenke’s voting securities, whereby they have agreed:

(a)

to support the Arrangement and vote their Tenke Shares in favour of the Tenke Arrangement Resolution at the Tenke Meeting; and

(b)

not to tender or vote their Tenke Shares in favour of, or otherwise support or facilitate in their capacities as shareholders of Tenke, any Competing Proposal.

The obligations under the Tenke Lock-Up Agreements will terminate on the earlier of: (i) the date upon which the Arrangement is completed; (ii) the date upon which Lundin Mining and the locked-up persons and entities mutually agree to terminate the Tenke Lock-Up Agreement or Lundin Mining terminates the Tenke Lock-Up Agreement in its sole discretion; (iii) the date upon which Lundin announces it will not match a Superior Proposal; (iv) the Business Combination Agreement is terminated by Lundin Mining or Tenke in accordance with its terms; or (v) the Termination Date.  The persons and entities who signed the Tenke Lock-Up Agreements hold approximately 21% of the issued Tenke Shares as at the date of this Circular.

Officers and directors of Lundin Mining who hold Lundin Mining Shares have entered into lock-up agreements with Tenke on similar terms.

Arrangement Risk Factors

In assessing the Share Issue Resolution, Lundin Shareholders should carefully consider the risks described in Tenke’s Annual Information Form dated March 30, 2007 for the year ended December 31, 2006 and Lundin Mining’s Annual Information Form dated March 31, 2007 for the year ended December 31, 2006, together with the other information contained in, or incorporated by reference in this Circular.  Additional risks and uncertainties, including those currently unknown to or considered immaterial by Lundin Mining and Tenke, may also adversely affect the business of Lundin Mining following completion of the Arrangement.  In particular, the Arrangement is subject to certain risks, including the following:

The Arrangement may not be completed

Each of Lundin Mining and Tenke has the right to terminate the Business Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can Lundin Mining provide any assurance, that the Business Combination Agreement will not be terminated by either party before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Lundin Mining and Tenke, including Lundin Mining Shareholders approving the Share Issue Resolution and Tenke Shareholders approving the Arrangement and required regulatory approvals being obtained by Tenke.  There is no certainty, nor can Lundin Mining provide any assurance, that these conditions will be satisfied.

The issue of Lundin Mining Shares under the Arrangement and their subsequent sale may cause the market price of Lundin Mining Shares to decline.

As of May 18, 2007, approximately 286,327,696 Lundin Mining Shares were outstanding and an aggregate of 2,131,070 Lundin Mining Shares were reserved pursuant to outstanding options, warrants and rights to purchase or acquire Lundin Mining Shares. Lundin Mining currently expects that in connection with the Arrangement it will issue approximately 104,145,704 Lundin Mining Shares (calculated based on the issued Tenke Shares as at May 18, 2007) and reserve approximately 1,362,375 Lundin Mining Shares for issue on exercise or conversion of New Lundin Mining Options. The issue of these new Lundin Mining Shares and their sale and the sale of additional Lundin Mining Shares that may become eligible for sale in the public market from time to time could depress the market price for Lundin Mining Shares.

Lundin Mining may not realize the benefits currently anticipated due to challenges associated with integrating the operations, projects and personnel of Lundin Mining and Tenke and additional risks inherent in Tenke’s operations.

The success of Lundin Mining following completion of the Arrangement will depend in large part on the success of management of Lundin Mining in integrating the operations, projects and personnel of Tenke with those of Lundin Mining after the Effective Date. The failure of Lundin Mining to achieve such integration could result in the failure of Lundin Mining to realize any of the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the Corporation.  In addition, the overall integration of the operations, projects and personnel of Tenke into Lundin Mining may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.

Also, Tenke’s operations are located in the Democratic Republic of Congo and therefore Tenke is subject to different foreign investment risks than those to which Lundin Mining is subject. Mining investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on Tenke’s profitability or the viability of Tenke’s affected foreign operations, which could have a material adverse effect on the future cash flows, earnings, results of operations and financial condition of Lundin Mining.  These risks relating to doing business in foreign jurisdictions include, but are not limited to: uncertain or unpredictable political, legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts of terrorism and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the reparation of earnings; and increased financing costs.

Conditions to Completion of the Arrangement; Effective Date

It is currently anticipated that the Effective Date for the Arrangement will be on or about July 3, 2007.

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived, including without limitation, the following:

(a)

the Tenke Shareholders will have approved the Tenke Arrangement Resolution at the Tenke Meeting and, in particular, will have approved the Arrangement in accordance with the Interim Order;

(b)

the Lundin Mining Shareholders will have approved the Share Issue Resolution at the Meeting;

(c)

the Interim Order and the Final Order will have been granted;

(d)

the Lundin Mining Shares to be issued pursuant to the Arrangement will have been approved for listing on the TSX and the AMEX and the Swedish Depository Receipts relating to the Lundin Mining Shares to be issued in connection with the Arrangement will have been listed on the Stockholm Stock Exchange, in each case on the Effective Date or as soon as practicable thereafter;

(e)

the Suramina Shares to be issued pursuant to the Arrangement will have been approved for listing on the TSX or the TSX Venture Exchange, subject to official notice of issuance and other normal conditions on the Effective Date or as soon as practicable thereafter;

(f)

there will not have occurred any Material Adverse Change in the Lundin Mining Group or the Tenke Group;

(g)

the Lundin Mining Lock-up Agreements and the Tenke Lock-up Agreements will have been entered into by each of the Lundin Mining locked-up shareholders and each of the Tenke locked-up shareholders, respectively, and will not have been terminated or otherwise breached in any material manner; and

(h)

dissent Rights will have been exercised in respect of no more than 5% of the issued and outstanding Tenke Shares.

The Business Combination Agreement

The following is a description of certain material terms and conditions of the Business Combination Agreement in addition to those discussed elsewhere in this Circular. The full text of the Business Combination Agreement is available under the Corporation’s profile on the SEDAR website at www.sedar.com.

Tenke’s Covenants

Ordinary Course of Business

Tenke covenanted and agreed in the Business Combination Agreement, among other matters, to conduct and cause each Tenke Group Member to conduct its business only in the ordinary and usual course and use all reasonable efforts to preserve intact its business organizations and its existing relations with customers, suppliers, employees, and business associates.

Non-Solicitation

Tenke has also agreed in the Business Combination Agreement that it will not, directly or indirectly, solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin Mining, relating to a Competing Proposal, or provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any person, that may wish to propose or pursue a Competing Proposal, provided, however, that in response to an unsolicited bona fide Competing Proposal, Tenke may: (A) furnish such information or access with respect to Tenke and the Tenke Group to the person making such Competing Proposal pursuant to a confidentiality agreement with such person that is no less restrictive than the Confidentiality Agreement; or (B) engage in discussions or participate in negotiations regarding such Competing Proposal, but in each case only if; (x) the Tenke Board determines in good faith, after consultation with outside counsel, that such action is necessary in order for the Tenke Board to act in a manner consistent with their fiduciary duties under applicable law; (y) the Tenke Board determines in good faith that the Competing Proposal could reasonably be expected to result in a Superior Proposal; and (z) Tenke complies with the Business Combination Agreement with respect to such proposal.

The Business Combination Agreement also provides that neither Tenke nor the Tenke Board nor any committee thereof will or will permit any Tenke Group Member to: (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tenke, their approval of the Arrangement, the Business Combination Agreement, the transactions contemplated by the Business Combination Agreement or the recommendation to vote in favour of the Tenke Arrangement Resolution; (b) approve or recommend, or propose to approve or recommend, any Competing Proposal; or (c) cause or permit any member of the Tenke Group or any of its subsidiaries to enter into any agreement, including an agreement in principle or letter of intent to effect a Competing Proposal.

Notwithstanding the foregoing, if Tenke has received a Superior Proposal, the Tenke Board may: (A) withdraw or modify its recommendation of the Tenke Arrangement Resolution; (B) approve or recommend a Superior Proposal; or (C) cause Tenke or any of its subsidiaries to enter into a transaction agreement to effect a Superior Proposal, but in each case only if: (x) the Tenke Board determines in good faith, after consultation with outside counsel, that such action is necessary in order for them to act in a manner consistent with their fiduciary duties under applicable law; and (y) Tenke will have furnished Lundin Mining with written notice at least four Business Days prior to the date any such actions are proposed to be taken specifying which actions are proposed to be taken and, after taking into account modifications to the Business Combination Agreement proposed by Lundin Mining during such three Business Day period, such Competing Proposal would still constitute a Superior Proposal.  If Tenke enters into an agreement to implement a Superior Proposal, it will be required to pay the Termination Fee to Lundin Mining.  If Lundin Mining makes a proposal to amend the Business Combination Agreement to increase the consideration payable to the Tenke Shareholders pursuant to the Arrangement, such that the Competing Proposal is no longer a Tenke Superior Proposal, Tenke and Lundin Mining will execute such documents to give effect to such proposal and Tenke will not enter into the Competing Proposal.

The Tenke Board may withdraw, modify, qualify or change its recommendation to Tenke Shareholders in respect of the Tenke Arrangement Resolution or from making any disclosure to the Tenke Shareholders prior to the Effective Date if, in the good faith judgment of the Tenke Board after consultation with outside counsel, such action is necessary for the Tenke Board to act in a manner consistent with its fiduciary duties under applicable law or is otherwise required under applicable laws, provided that in the case of any proposal in respect of any such withdrawal, modification, qualification or change which does not relate to a Competing Proposal or a Superior Proposal, and except as may be necessary for the Tenke Board to act in accordance with its fiduciary duties, not less than 48 hours before the Tenke Board considers any proposal in respect of any such withdrawal, modification, withdrawal qualification or change, Tenke will give Lundin Mining written notice of such proposal and promptly advise Lundin Mining of the proposed consideration of such proposal.

Termination of Business Combination Agreement/Payment of Termination Fee

The Business Combination Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Share Issue Resolution by the Lundin Mining Shareholders:

(a)

by mutual written consent of Lundin Mining and Tenke;

(b)

by Lundin Mining or Tenke if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other set forth in the Business Combination Agreement, which breach has or is likely to result in the failure of the conditions set forth in the Business Combination Agreement and in each case has not been cured within 10 business days following receipt by the breaching party of notice of such breach from the non-breaching party;

(c)

by either Lundin Mining or Tenke if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Arrangement will have become final and non-appealable;

(d)

by Lundin Mining if:

(i)

Tenke or the Tenke Board, or any committee thereof, withdraws or modifies in a manner adverse to Lundin Mining, its approval of the Business Combination Agreement or its recommendation to vote in favour of the Tenke Arrangement Resolution or approves or recommends a Competing Proposal or resolves to do any of the foregoing; or

(ii)

Tenke or any of its affiliates will have entered into a transaction agreement to effect a Competing Proposal; or

(iii)

the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order.

If Lundin Mining terminates the Business Combination Agreement in the circumstances described in (a) or (b) above, Tenke is required to pay the Termination Fee to Lundin Mining, unless the change in recommendation referred to in (a) is made as a consequence of a “corporate action” taken by Lundin Mining and Tenke so notifies Lundin Mining at the time of the change in recommendation. In these circumstances, no Termination Fee is payable.  The type of Lundin Mining corporate actions that would provide Tenke with the right to deliver a notice are the entry into material transactions (e.g., acquisitions, incurrence of debt), changes in corporate startup and changes in accounting policies).

(a)

by Tenke if:

(i)

Lundin Mining or the Lundin Mining Board or any committee thereof withdraws their approval of the Business Combination Agreement or recommendation to vote in favour of the Share Issue Resolution, or resolves to do so; or

(ii)

the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order;

(b)

by Tenke if Tenke or any Tenke Group Member enters into an agreement to effect a Competing Proposal in a manner permitted by the Business Combination Agreement, provided that Tenke concurrently pays Lundin Mining the Termination Fee;

(c)

by Tenke if: (i) Lundin Mining amends the terms of the offer to acquire all of the shares and warrants of Rio Narcea by increasing or changing the form of the consideration payable thereunder; and (ii) the Tenke Board determines, in good faith, that if the offer to acquire all of the shares and warrants of Rio Narcea is completed on such amended terms, completing the Arrangement will no longer be in the best interests of Tenke or is no longer fair, from a financial point of view, to the holders of Tenke Shares;

(d)

by Tenke or Lundin Mining if the Share Issue Resolution is not approved by the Lundin Mining Shareholders at the Meeting, and in the case of such termination by Lundin Mining, Lundin Mining will be required to pay Tenke the sum of $3.0 million to compensate Tenke for the termination of its rights under the Business Combination Agreement;

(e)

by Lundin Mining if any of the Tenke Lock-Up Agreements have been terminated or otherwise breached in any material manner by any of the Tenke locked-up shareholders, such that it is clear that as a result of such breach or termination such Tenke locked-up shareholder will not vote all of its Tenke Shares in favour of the Tenke Arrangement Resolution;

(f)

by Tenke if any of the Lundin Mining Lock-Up Agreements have been terminated or otherwise breached in any material manner by any of the Lundin Mining locked-up shareholders, such that it is clear that as a result of such breach or termination such Lundin Mining locked up shareholder will not vote all of its Lundin Mining Shares in favour of the Share Issue Resolution;

(g)

by Lundin Mining or Tenke if the Arrangement is not completed by the Termination Date provided that the party then seeking to terminate the Business Combination Agreement is not then in default of any of its obligations thereunder; and

(h)

by Lundin Mining if Tenke has breached the provisions of the Business Combination Agreement prohibiting the solicitation of a Competing Proposal in a material manner.

Amendment and Termination of The Plan of Arrangement

The Plan of Arrangement may be amended, modified and/or supplemented as follows:

(a)

Lundin Mining and Tenke may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is: (i) agreed to by each of Lundin Mining and Tenke pursuant to the Business Combination Agreement; (ii) filed with the Court and, if made following the Tenke Meeting, approved by the Court; and (iii) if so required by the Court, communicated to Tenke Shareholders in the manner required by the Court.

(b)

Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Lundin Mining or Tenke at any time prior to or at the applicable shareholders’ meeting, with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the applicable meeting (other than as may be required under the Interim Order), will become part of the Plan of Arrangement for all purposes.

(c)

Any amendment, modification and/or supplement to the Plan of Arrangement that is approved by the Court following the Meeting will be effective only if: (i) it is agreed to by each of Lundin Mining and Tenke pursuant to the Business Combination Agreement; and (ii) if required by the Court, is consented to by Tenke Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification and/or supplement to the Plan of Arrangement may be made by Lundin Mining and Tenke after the Effective Date without the approval of the holders of Lundin Mining Shares or Tenke Shares provided that: (i) it is agreed to by the parties pursuant to the Business Combination Agreement; and (ii) it concerns a matter which, in the reasonable opinion of Lundin Mining and Tenke, is of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement and is not materially adverse to the financial or economic interests of the holders of Lundin Mining Shares or Tenke Shares.

At any time up until the time the Final Order is made, but subject to the Business Combination Agreement, Tenke and Lundin Mining may mutually determine not to proceed with the Plan of Arrangement or to terminate the Plan of Arrangement notwithstanding any prior approvals given at the Meeting or the Tenke Meeting.

The Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Business Combination Agreement in accordance with its terms.

Expenses of the Arrangement

Each of Tenke and Lundin Mining will pay its own expenses incurred in connection with the transactions contemplated by the Business Combination Agreement.

Stock Exchange Listings

The TSX has conditionally approved the listing of the Lundin Mining Shares to be issued and reserved in connection with the Arrangement, subject to Lundin Mining fulfilling all of the requirements of the TSX.  The Lundin Mining Shares to be issued and reserved in connection with the Arrangement will also be listed on the AMEX.

After completion of the Arrangement, Lundin Mining will use its best efforts to cause to be filed and receipted by the Swedish Central Securities Depository and the SSE, the Lundin Mining Shares that are issued to Tenke Shareholders as part of the Arrangement.  This will enable Tenke Shareholders who receive Lundin Mining Shares, to convert such Lundin Mining Shares into Swedish Depositary Receipts that can then trade on the SSE.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the securityholders	2,513,951	8.82	15,895,500
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	2,513,951	8.82	15,895,500

EXECUTIVE COMPENSATION

Lundin Mining Corporation merged with EuroZinc Mining Corporation (“EuroZinc”) effective October 31, 2006 and the two companies amalgamated effective November 30, 2006 to create the Corporation, which continued to carry on the business of the amalgamating entities under the name “Lundin Mining Corporation”.  On November 30, 2006 all of the persons serving as directors and officers of Lundin Mining Corporation prior to the amalgamation were deemed to resign from that company and new directors and officers of the Corporation were appointed.  The resignations of directors and officers who were reappointed to the Corporation have been disregarded for the purposes of the disclosure under this section “Executive Compensation”.

Compensation Paid to Named Executive Officers

For purposes of this Circular, “executive officer” of the Corporation means an individual who at any time during the year was the Chair or a Vice-Chair of the Corporation; the President; any Vice-President in charge of a principal business unit, division or function; any officer of the Corporation or of a Subsidiary of the Corporation, or any other person, who performed a policy-making function in respect of the Corporation.  The compensation of the Corporation’s executive officers is primarily through salaries and bonuses, which are paid in cash.  All long-term compensation awards consist of options to acquire common shares.

The summary compensation table below discloses compensation paid to the following individuals during the three most recently-completed financial years of the Corporation, ended December 31, 2006 (together the “Named Executive Officers”):

(a)

the Corporation’s chief executive officer (“CEO”) and former CEO;

(b)

the Corporation’s chief financial officer (“CFO”);

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

During the most recently completed financial year the Corporation had six Named Executive Officers:  Lukas H. Lundin, Chairman; Karl Alex Waplan, President and Chief Executive Officer and, formerly, President and Chief Operating Officer; Colin K. Benner, Vice Chairman and, formerly, Chief Executive Officer; João Carrẽlo, Executive Vice President and Chief Operating Officer; Anders Haker, Chief Financial Officer; and Neil O’Brien, Senior Vice President, Exploration and Business Development.

The following table sets forth information concerning the total compensation paid during each of the three most recently completed fiscal years of the Corporation to the Named Executive Officers.  For Colin K. Benner and João Carrẽlo, Named Executive Officers who were previously employed by EuroZinc, disclosure is provided for 2006 only; the annual compensation disclosure includes compensation received while those Named Executive Officers were employed by EuroZinc.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name of Principal and Position	Year ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs Granted (1) (#)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Compensation Payouts ($)	All Other Compensation ($)
Lukas H. Lundin Chairman	2006 2005 2004	- - -	- - -	202,833 180,000 -	- - -	- - -	- - -	- - -
Colin K. Benner(2) Vice Chairman, Former Chief Executive Officer	2006	500,000	-	81,334(8)	-	-	-	-
Karl-Axel Waplan(3) President and Chief Executive Officer	2006 2005 2004	349,468 307,393 160,405(4)	327,446 56,726 -	60,787(9) - -	- 300,000 300,000	- - -	- - -	- - -
Anders Haker(5) Vice President and Chief Financial Officer	2006 2005	205,631 144,662	31,899 31,605	74,483(9) 8,629	- 225,000	- -	- -	- -
Neil O’Brien(6) Senior Vice President Exploration and Business Development	2006 2005	205,000 68,333	36,666 34,166	15,000 -	- 225,000	- -	- -	- -
João Carrẽlo(7) Executive Vice President and Chief Operating Officer	2006	344,275	200,000	-	171,360	-	-	-

Notes:

(1)    Except as noted in the following sentence, no stock appreciation rights (“SARs”) have been granted to Named Executive Officers and all references are to incentive stock options.  SARS were granted to certain executive officers of EuroZinc on November 1, 2006 pursuant to the terms of their employment contacts, which, if exercised, would replace previously granted stock options.

(2)   Mr. Benner was appointed Vice Chairman and Chief Executive Officer on October 31, 2006.  Mr. Benner resigned as Chief Executive Officer on March 31, 2007.   Mr. Benner was employed by EuroZinc from January 1, 2006 to October 31, 2006 and by the Corporation from November 1, 2006 to December 31, 2006;  the annual compensation includes the aggregate of the compensation received from both entities.

(3)   Mr. Waplan was appointed as Executive Vice President, Operations in May 2004.  Mr. Waplan resigned as Executive Vice President, Operations and was appointed as the President and Chief Executive Officer of the Corporation effective April 15, 2005.  He resigned as director and as Chief Executive Officer and was appointed as Chief Operating Officer effective October 31, 2006.  He resigned as Chief Operating Officer and was re-appointed Chief Executive Officer effective March 31, 2007.

(4)   This amount represents the salary paid by Lundin Mining AB, a Subsidiary of the Corporation, to Mr. Waplan for the period May to December 2004 pursuant to an employment agreement dated May 3, 2004.

(5)    Mr. Haker was appointed as the Chief Financial Officer on May 26, 2005 and was appointed Vice President on October 31, 2006.

(6)

Mr. O’Brien was appointed Vice President, Exploration in September 2005.  He was appointed Senior Vice President, Exploration and Business Development on January 25, 2007.

(7)

Mr. Carrẽlo was appointed Executive Vice President and Chief Operating Officer (Iberian Pyrite Belt Operations) on October 31, 2006.  He was appointed Chief Operating Officer of the Corporation on January 25, 2007.  from both entities.
Mr. Carrẽlo was employed by EuroZinc from January 1, 2006 to October 31, 2006 and by the Corporation from November 1, 2006 to December 31, 2006; the annual compensation includes the aggregate of the compensation received from both entities.

(8)

This amount includes contributions to pensions, life insurance, long term disability, accrued vacation and other perquisites.

(9)

These amounts include pension plan, value for use of company car, including operating costs and other perquisites.

Long Term Incentive Plan-Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options & SARs Granted to Named Executive Officers

There are currently 382,881 SARs outstanding.  SARS were granted to certain executive officers of EuroZinc on November 1, 2006 pursuant to the terms of their employment contacts, which, if exercised, would replace previously granted stock options.  It is currently intended that no additional SARS will be issued.

Except as noted below, there were no grants of stock options to purchase or acquire securities of the Corporation during the financial year ended December 31, 2006 to the Named Executive Officers:

Option/SAR Grants During The Most Recently Completed Financial Year

Name	Date of Grant	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options/SARs at Date of Grant ($/Security)	Expiration Date
João Carrẽlo(1) Executive Vice President and Chief Operating Officer	May 11, 2006	171,360	4.5%	10.15	560,000	May 11, 2011

Note:

(1)

These options were granted to Mr. Carrẽlo on May 11, 2006 at which time he was employed by EuroZinc.  The options were exchanged for SARS of the Corporation pursuant to the Plan of Arrangement completed by EuroZinc and the Corporation in October 2006.

Options & SARs Exercised by the Named Executive Officers

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the Named Executive Officers:

Aggregated Option/SAR Exercises During The Most Recently

Completed Financial Year And Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money (2) Option/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
Lukas H. Lundin Chairman	-	-	-	-
Colin K. Benner Vice Chairman	-	-	428,400/0	5,155,600/0
Karl-Axel Waplan President and Chief Executive Officer	300,000	2,431,000	300,000/0	3,261,814/0
Anders Haker Vice President and Chief Financial Officer	150,000	1,031,250	75,000/0	787,250/0
Neil O’Brien Senior Vice President, Exploration and Business Development	225,000	2,078,250	0/0	0/0
João Carrẽlo Executive Vice President and Chief Operating Officer	36,000	414,760	382,881/0	3,262,000/0

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing price of the Corporation’s shares as at December 29, 2006 (ie. last trading day of the fiscal year) was $14.33 per share, post-split.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement or pension benefits for directors and executive officers, other than for Messers Waplan and Haker.  The Corporation pays the premium for occupational pension insurance, which premium is 35% of the fixed monthly salary multiplied by 12.2 and is paid throughout the period of employment.  The premium covers old age pension, survivor’s pension and long term disability.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the most recently completed financial year the Corporation had the following employment contracts in place with its Named Executive Officers, which contracts also included plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in respect of compensating such officer in the event of termination of employment or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

1.

An Executive Employment Agreement with Mr. Karl-Axel Waplan made effective April 15, 2005. Under the agreement Mr. Waplan agreed to serve the Corporation as President and Chief Executive Officer for a term of two years ending April 15, 2007 in consideration of a base salary of SEK 2,100,000 (approximately $335,000, increased to SEK2,250,000, or approximately $360,000 effective January 1, 2006 and increased to SEK2,650,000, or approximately $423,000 effective November 1, 2006), payable monthly, a comprehensive package of medical and pension benefits, participation in the Corporation’s stock option plan and thirty days paid annual vacation.  Mr. Waplan is also entitled to 12 months written notice of termination without cause.

2.

An Executive Employment Agreement between Lundin Mining AB and Mr. Anders Haker, made effective April 4, 2005.  Under the agreement Mr. Haker agreed to serve Lundin Mining AB and the Corporation as Chief Financial Officer for a term of two years ending April 4, 2007 in consideration of a base salary of SEK 1,175,000 (approximately $187,000, increased to SEK 1,250,000, or approximately $200,000 effective January 1, 2006 and increased to SEK1,650,000 or approximately $265,000 effective November 1, 2006), payable monthly, a comprehensive package of medical and pension benefits, participation in the Corporation’s stock option plan, use of an automobile owned by Lundin Mining AB and thirty days paid annual vacation.  Mr. Haker is also entitled to 12 months written notice of termination without cause.

3.

An Executive Employment Agreement with Mr. Neil O’Brien made effective September 1, 2005.  Under the agreement Mr. O’Brien Waplan agreed to serve the Corporation as Vice President Exploration in consideration of a base salary of $205,000 (and increased to $220,000 effective January 1, 2006), payable monthly, a comprehensive package of medical, dental and pension benefits, participation in the Corporation’s stock option plan and twenty five days paid annual vacation.  Mr. O’Brien is also entitled to 12 months written notice of termination without cause.

4.

An Executive Employment Agreement made between EuroZinc and Mr. Colin K. Benner made effective January 1, 2005.  Under the agreement Mr. Benner agreed to serve as Vice-Chairman and Chief Executive Officer of EuroZinc in consideration of a base annual salary of $500,000, payable semi-monthly, a comprehensive package of medical, dental and pension benefits, participation in EuroZinc’s stock option plan and five weeks paid annual vacation.  In the event of a change of control of EuroZinc Mr. Benner would, in certain circumstances, receive severance equal to 36 months of his annual salary and a continuation of his benefits for three years.

5.

An Executive Employment Agreement made between EuroZinc and Mr. João Carrẽlo made effective July 1, 2005.  Under the agreement Mr. Carrẽlo agreed to serve as Managing Director of EuroZinc in consideration of a case annual salary of €254,100, payable monthly, a comprehensive package of medical, dental and pension benefits, use of an automobile owned by EuroZinc, participation in EuroZinc’s stock option plan and four weeks paid annual vacation.  In the event of a change of control of EuroZinc Mr. Benner would, in certain circumstances, receive severance equal to 36 months of his annual salary and a continuation of his benefits for two years.

Other than as set forth above, the Corporation and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Corporation or its subsidiaries, a change of control of the Corporation or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Composition of the Human Resources / Compensation Committee

During the fiscal year ended December 31, 2006, the Human Resources / Compensation Committee was comprised of Messrs. Lundin, O’Reilly, Mullen and Charter, all of whom, with the exception of Mr. Lundin, are and were during the year “independent” within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators.  The Human Resources and Compensation Committee will be reconstituted by the Board following the Meeting.

Report on Executive Compensation

The Human Resources / Compensation Committee is responsible for recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve the compensation for the Corporation’s other executive officers after considering the recommendations of the Chief Executive Officer, all within the Committee’s mandate and other human resources and compensation policies and guidelines approved by the Board.  It is the responsibility of the Human Resources and Compensation Committee to ensure management compensation is competitive to enable the Corporation to continue to attract individuals of the highest calibre.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation’s stock option plan.  Base salary is determined largely by reference to market conditions, while incentive stock option awards provide the opportunity for enhanced share value based upon performance and the overall success of the Corporation in any given year.  The Corporation places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian industry and in order to conserve the Corporation’s cash.

The Human Resources / Compensation Committee does not have a pre-determined, performance-based compensation plan but rather reviews the performance of the executive officers at the end of each fiscal year.  The Corporation’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations.  The Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels.  These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board’s assessment of each officer’s individual performance, contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors. When determining the compensation of the Chief Executive Officer, the Committee will assess the performance of the Chief Executive Officer in light of the corporate goals and objectives established by the Board.

The Human Resources / Compensation Committee believes that the salary and bonus paid to the Chief Executive Officer and each other executive officer during the last fiscal year was commensurate with his position, his experience and salaries paid by comparable companies.  In considering comparable companies, the Committee considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the particular executive officer.

The compensation paid to Messrs. Waplan, Haker, Carrẽlo and O’Brien for the fiscal year ending December 31, 2007 was increased by the Board in February 2007 and the terms of new executive employment agreements are currently being negotiated.  In addition, in May 2007 the Company entered into an employment arrangement with Wojtek A. Wodzicki, who would be a Named Executive Officer had he had been employed by the Corporation as at December 31, 2006.  Options were last granted to one Named Executive Officer on May 11, 2006  See “Options & SARs Granted to Named Executive Officers”.

Performance Graph

The following line graph compares the Corporation’s total shareholder return on its common shares during the previous five (5) financial years with the performance of the S&P/TSX Composite Index assuming the investment of $100 on December 31, 2001.

Comparison of Five Year Cumulative Total Shareholder Return on the

Common Shares of the Corporation and the S&P/TSX Composite Index

Notes:

(1)

On April 2, 2002, the common shares of the Corporation were consolidated on the basis of six old common shares for one new common share.  The cumulative shareholder return on the common shares of the Corporation is adjusted to reflect the consolidation.

(2)

Prior to August 12, 2004, the Corporation’s common shares were listed on the TSX Venture Exchange.

(3)

On February 1, 2007 the common shares of the Corporation were split on the basis of three new common shares for each one old common share.  The cumulative shareholder return on the common shares of the Corporation is adjusted to reflect the split.

Compensation of Directors

The Chairman of the Board receives annual remuneration in the amount of $200,000.  Each non-executive director receives annual remuneration of $75,000 (paid in monthly installments) but does not receive any stock options.  Non-executive Board members who are also members of a Board Committee receive $1,000 per meeting.  The Chairman of the Audit Committee also receives annual remuneration of $10,000 and the Chairman of each of the other Board Committees receive annual remuneration of $5,000.

Namdo Management Services Ltd. (“Namdo”), a private corporation owned by Mr. Lukas H. Lundin of Vancouver, British Columbia, Chairman and a director of the Corporation, was paid or accrued the sum of $216,000 during the fiscal year ended December 31, 2006, plus reimbursement of out-of-pocket expenses at cost.  Namdo has approximately 12 employees and provides administration and financial services to a number of public companies in exchange for management fees in varying amounts.  Mr. Lundin is paid compensation by Namdo; however, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin as he is not receiving such compensation primarily in respect of his personal services provided to the Corporation.

During the most recently completed financial year, an amount of approximately $650,000 was paid to the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig, a director of the Corporation, is a partner, for legal services rendered to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its Subsidiaries during the most recently completed financial year for services as consultants or experts.

The Stockholm Stock Exchange does not permit the granting of incentive stock options to non-executive directors.  Accordingly, no directors and officers, other than certain of the Named Executive Officers, were granted stock options during the last fiscal year of the Corporation.

The following table sets forth each option exercised during the most recently completed financial year by directors of the Corporation (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis. Except as noted in the following table, no directors of the Corporation exercised options during, or held options at the end of, the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at Fiscal Year End		Value of Unexercised in-the-Money Options/SARs at Fiscal Year End(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Dale Peniuk	-	-	142,800	-	596,904	-
David F. Mullen	-	-	68,544	-	828,430	-
Donald Charter	-	-	142,800	-	741,608	-

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the directors.

(2)

“In-the-Money Options” means the excess of the market value of the Corporation’s shares on December 31, 2006 over the exercise price of the options.  The closing price of the Corporation’s shares as at December 29, 2006 (ie. the last trading day of the fiscal year) was $14.33 per share, post-split.

CORPORATE GOVERNANCE

Board Governance

The Board of Directors has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management.  Management is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board considers the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, sets the standards of conduct for the Corporation.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles and By-Laws of the Corporation and the CBCA, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

A copy of the mandate of the Board of Directors is attached at Schedule D to the Circular.

Composition of the Board

The Board of Directors is currently comprised of ten (10) directors, the majority of whom are “independent” directors within the meaning of NI 58-101.  A director is “independent” if he is independent of management and has no direct or indirect relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of the member’s independent judgment.

The Board has considered the relationship of each director to the Corporation. At the end of the recently completed financial year, two of the Corporation’s directors were not considered to be independent.  Messrs. Lundin and Benner were not independent because of their management positions with the Corporation.  Messrs. Rand, Edgar, Charter, Craig, Mullen, Peniuk and O’Reilly are all independent directors.  John H. Craig periodically provides legal services to the Corporation, but is considered to be independent because of the size of his fees for such services relative to the overall fee income of his practice.  If elected at the Meeting, Mr. Karl-Axel Waplan will not be considered independent because of his position as President and Chief Executive Officer of the Corporation.

At the end of the most recently completed financial year, neither the Chairman and Vice Chairman of the Board were considered to be independent within the meaning of NI 58-101.  The Board has instituted a practice, however, whereby at the conclusion of each regularly scheduled meeting of the Board of Directors, the Corporation’s independent directors have an in-camera session at which non-independent directors and members of management are not in attendance.

Between January 1, 2006 and December 31, 2006, the Board of Directors and its committees held the following number of meetings:

Board of Directors……………………………………………………………......16
Audit Committee…………………………………………………...........………...5
Corporate Governance and Nominating Committee………………………...…0
Human Resources / Compensation Committee………………………..……….0
Environment, Safety and Health Committee…………………………..………..0

The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
Colin K. Benner	2 of 2	N/A
John H. Craig	15 of 16	N/A
Brian D. Edgar	14 of 16	3 of 4
Donald Charter	2 of 2	1 of 1
Lukas H. Lundin	14 of 16	N/A
Anthony O’Reilly	15 of 16	4 of 4
David F. Mullen	2 of 2	N/A
William A. Rand	16 of 16	5 of 5
Dale C. Peniuk Graham Mascall	2 of 2 2 of 2	1 of 1 N/A

Currently, the following directors (and nominees) serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Colin Benner	Major Drilling Group Inc., Dundee Precious Metals Inc., Tahera Diamonds Corp., Goldhawk Resources Inc.
Donald Charter	IAMGOLD Corp., Dundee REIT, Glencairn Gold Corporation, Great Plains Exploration Inc.
John Craig	Denison Mines Corp., Tenke Mining Corp., Canadian Gold Hunter Corp., Tanganyika Oil Company Ltd., Atacama Minerals Corp.
Brian Edgar

Pender Financial Group Corporation, Bayou Bend Petroleum Ltd., Dome Ventures Corp., Denison Mines Corp., Red Back Mining Inc., Lexacal Investment Corp., White Knight Resources Ltd., Pearl Exploration and Production Ltd.

Lukas Lundin

Atacama Minerals Corp., Bannockburn Resources Limited, Canadian Gold Hunter Corp., Denison Mines Corp., Lundin Petroleum AB, Pearl Exploration and Production Ltd., Red Back Mining Inc., Tanganyika Oil Company Ltd., Tenke Mining Corp., Vostok Nafta Investment Ltd.

David Mullen	Gold-Ore Resources Ltd.
Anthony O’Reilly Jr.	Independent News & Media PLC, Fitzwilton Limited, Providence Resources Plc., Zenergy Power Plc.
Dale Peniuk	Corriente Resources Inc., Quest Capital Corp., Rainy River Resources Ltd.
William Rand

Canadian Gold Hunter Corp., Denison Mines Corp., Dome Ventures Corporation, Lexacal Investment Corp., Lundin Petroleum AB, Pender Financial Group Corporation, Tanganyika Oil Company Ltd., Tenke Mining Corp., Vostok Nafta Investment Ltd.

Karl-Axel Waplan	Sunridge Gold Corp., Union Resources Limited

Position Descriptions

The Board has adopted a written position description for each of the Chairman, Vice-Chairman, Chief Executive Officer, Chief Financial Officer and the chair of each Board committee.

Orientation and Education

The Corporation provides new directors with an orientation program upon joining the Corporation that includes copies of relevant financial, technical, geological and other information regarding its properties and Subsidiaries as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars.  Board members have full access to the Corporations records.

Ethical Business Conduct

The Board has adopted a formal written Code of Conduct and Ethical Values Policy (the “Code of Conduct”) for its directors, officers and employees.

Individuals governed by the Code of Conduct are required to disclose in writing all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties.  Individuals must avoid all situations in which their personal interests conflict or might conflict with their duties to the Corporation or with the economic interest of the Corporation.  All business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board of Directors regardless of the amount involved.

Directors, officers and employees are encouraged to report violations of the Code of Conduct on a confidential and, if preferred, anonymous basis, in accordance with the complaints procedure set out in the Code of Conduct or the Corporation’s whistleblower procedures.  The Audit Committee may request special treatment for any complaint, including the involvement of the Corporation’s external auditors or outside counsel or other advisors. All complaints are required to be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee.

On an annual basis, or otherwise upon request from the Board of Directors, the Code requires the Chair of the Audit Committee to prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

A copy of the Corporation’s Code of Conduct and Ethical Values Policy may be obtained by any securityholder of the Corporation free of charge by contacting the Corporate Secretary at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

Audit Committee

The principal purpose of the Audit Committee is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts on financial and tax related matters.

The Corporation has adopted a formal written mandate for the Audit Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”). MI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. During the most recently completed financial year, the committee was composed of three (3) directors: Messrs. Dale C. Peniuk, Donald Charter and William A. Rand, all of whom are and were independent.

The Audit Committee meets a minimum of four times a year, including to review the annual financial statements prior to their submission to the Board.  The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Corporation’s external auditors.  The committee may also engage independent counsel or other advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Additional information relating to the Audit Committee, including a copy of the Audit Committee mandate, is provided in Item 10 of the Corporation’s Annual Information Form for the year ended December 31, 2006, a copy of which may be obtained on the SEDAR website at www.sedar.com.

Human Resources / Compensation Committee

The principal purpose of the Human Resources / Compensation Committee is to implement and oversee human resources and compensation policies approved by the Board of Directors of the Corporation.  The duties and responsibilities of the committee include, without limitation, the following:

(a)

to recommend to the Board human resources and compensation policies and guidelines for application to the Corporation;

(b)

to ensure that the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The Corporation has adopted a formal written mandate for the Human Resources / Compensation Committee.  The mandate provides that the committee shall consist of at least three members of the Board, a majority of whom shall be “independent” within the meaning of NI 58-101.  During the most completed financial year, the committee members were Messrs. Lundin, Charter, Mullen and O’Reilly, all of whom, with the exception of Mr. Lundin, are and were independent.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Lundin Mining Shareholders.  The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The Human Resources / Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines.  The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel or advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Corporate Governance and Nominating Committee

The principal purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board of Directors and Shareholders that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s stakeholders.  The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

(a)

to develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(b)

to report annually to the Corporation’s shareholders, through the Corporation’s annual management proxy circular or annual report to shareholders, on the Corporation’s system of corporate governance and the operation of its system of governance;

(c)

to analyze and report annually to the Board the relationship of each director to the Corporation as to whether such director is a related director or an unrelated director; and

to advise the Board or any of the committees of the Board of any corporate governance issues which the Corporate Governance and Nominating Committee determines ought to be considered by the Board or any such committee.

The Corporation has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 58-101.  During the most completed financial year, the committee members were Messrs. Craig, Edgar, Mascall and Mullen, all of whom are and were independent.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Lundin Mining Shareholders.  The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines.  The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Environment, Safety and Health Committee

The principal purpose of the Environment, Safety and Health Committee is to review and monitor:

(a)

the environmental policies and activities of the Corporation on behalf of the Board of Directors; and

(b)

the activities of the Corporation as they relate to the health and safety of employees of the Corporation in the workplace.

The Corporation has adopted a formal written mandate for the Environment, Safety and Health Committee.  As the Corporation is principally a holding company, the Environment, Safety and Health Committee is not responsible for compliance with the committee mandate by the Corporation’s Subsidiaries or for review or monitoring of such activities, but is responsible to ensure that the directors and officers of its Subsidiaries have copies of the committee mandate and any amendments to it and adopt similar or more appropriate local procedures for use by the Subsidiaries in their operations and activities, to be monitored by the directors and officers of the Subsidiaries directly.

The committee mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 58-101.  During the most completed financial year, the committee members were Messrs. Edgar, O’Reilly and Mascall, all of whom are and were independent.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Lundin Mining Shareholders.  The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The Environment, Safety and Health Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines.  The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Assessment of the Board

In accordance with the Board’s mandate, the Board undertakes regular assessments of itself, its committees and each individual director’s effectiveness and contribution.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Circular under the heading “Compensation of Directors”, management functions of the Corporation and its Subsidiaries are performed by directors or executive officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Corporation or its subsidiaries, the proposed nominees for election to the Board of Directors, or associates or affiliates of such persons, are or have been indebted to the Corporation at any time since the beginning of the last completed fiscal year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, none of the persons who were directors or officers of the Corporation or a Subsidiary of the Corporation at any time during the Corporation’s last financial year, the proposed nominees for election to the Board of Directors, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction that has materially affected, or would materially affect, the Corporation or any of its subsidiaries.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Lundin Mining in the two years immediately prior to the date of this Circular that can reasonably be regarded as presently material are the following:

(a)

the Business Combination Agreement;

(b)

the Support Agreement dated April 10, 2007 among the Corporation, 0766284 B.C. Ltd. and Rio Narcea pursuant to which the Corporation has agreed to make an offer to acquire all of the outstanding common shares and warrants of Rio Narcea; and

(c)

Term Sheet relating to the U$800 million loan facility agreement with ScotiaBank.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the SEDAR website at www.sedar.com.  Financial information about the Corporation is provided by the Corporation’s comparative annual financial statements to December 31, 2006, a copy of which, together with management’s discussion and analysis thereon, accompanies this Circular.  Additional financial information concerning the Corporation may be obtained by any securityholder of the Corporation free of charge by contacting the Corporate Secretary of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.  If you wish, this information may also be accessed on the Corporation’s website (www.lundinmining.com).

DIRECTORS’ APPROVAL

The contents and the sending of this Circular and the Joint Disclosure Booklet to the Lundin Mining Shareholders has been approved by the Board of Directors.

Tenke has provided the information contained in this Circular and the Joint Disclosure Booklet concerning Tenke and its subsidiaries and business and operations, including the information incorporated by reference therein, and Tenke’s financial information and financial statements. Lundin Mining assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Tenke to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia this 18th day of May, 2007.

BY ORDER OF THE BOARD

“Karl-Axel Waplan”

Karl-Axel Waplan

President and Chief Executive Officer

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular (the “Circular”) of Lundin Mining Corporation (“Lundin Mining”) dated May 18, 2007 and the joint disclosure booklet of Lundin Mining and Tenke Mining Corp. (the “Joint Disclosure Booklet”) dated May 18, 2007, relating to the proposed plan of arrangement under the provisions of the Canada Business Corporations Act involving Lundin Mining, Tenke Mining Corp. and Suramina Resources Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Lundin Mining on the consolidated balance sheet of Lundin Mining as at December 31, 2006 and the consolidated statement of operations, shareholders’ equity and cash flows for the year then ended. Our report is dated March 31, 2007.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

May 18, 2007

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular (the “Circular”) of Lundin Mining Corporation (“Lundin Mining”) dated May 18, 2007 and the joint disclosure booklet of Lundin Mining and Tenke Mining Corp (the “Joint Disclosure Booklet”) dated May 18, 2007, relating to the proposed plan of arrangement under the provisions of the Canada Business Corporations Act involving Lundin Mining, Tenke Mining Corp. and Suramina Resources Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Tenke Mining Corp. on the consolidated balance sheet of Tenke Mining Corp. as at December 31, 2006 and 2005 and the consolidated statement of operations and deficit, and cash flows for the years then ended. Our report is dated March 26, 2007.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Tenke Mining Corp. on the consolidated balance sheet of Tenke Mining Corp. as at December 31, 2005 and 2004 and the consolidated statement of operations and deficit, and cash flows for the years then ended.  Our report is dated March 29, 2006.

We also consent to the inclusion of our report to the Directors of Tenke Mining Corp. on the financial statements of Suramina Resources for the year ended December 31, 2006 and 2005 in the Joint Disclosure Booklet. Our report is dated May 17, 2007.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

May 18, 2007

CONSENT OF KPMG LLP

We have read the management information circular and proxy statement (the “Circular”) of Tenke Mining Corp. (“Tenke”) and Lundin Mining Corporation (“Lundin”) dated May 18, 2007 and the joint disclosure booklet of Lundin, Tenke and Suramina Resources Inc. (“Suramina”) dated May 18, 2007 relating to the proposed plan of arrangement under the provisions of the Canada Business Corporations Act including Lundin, Tenke and Suramina. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Lundin on the consolidated balance sheet of Lundin as at December 31, 2005 and the consolidated statement of operations, shareholders’ equity and cash flows for the year then ended.  Our report is dated February 14, 2006 except as to Note 9 which is as of March 1, 2006.

“KPMG LLP”

Chartered Accountants,
Licensed Public Accountants
Toronto, Ontario
May 18, 2007

CONSENT OF DELOITTE & TOUCHE  LLP

We have read the management information circular and proxy statement (the “Circular”) of Lundin Mining Corporation. (“Lundin Mining”) dated May 18, 2007 and the joint disclosure booklet of Lundin Mining, Tenke Mining Corp. (“Tenke”) and Suramina Resources Inc. (“Suramina”) dated May 18, 2007 relating to the proposed plan of arrangement under the provisions of the Canada Business Corporations Act including Lundin Mining, Tenke and Suramina. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Lundin Mining on the consolidated balance sheet of Lundin Mining as at December 31, 2004 and the consolidated statement of operations, shareholders’ equity and cash flows for the year then ended (all expressed in Canadian dollars and prior to the change in reporting currency described in Note 2(b) to the consolidated financial statements for the year ended December 31, 2005).  Our report is dated March 23, 2005.

“DELOITTE & TOUCHE  LLP”

Chartered Accountants
Vancouver, British Columbia
May 18, 2007

CONSENT OF ERNST & YOUNG LLP

We have read the management information circular and proxy statement (the “Circular”) of Lundin Mining Corporation. (“Lundin Mining”) dated May 18, 2007 and the joint disclosure booklet of Lundin Mining, Tenke Mining Corp. (“Tenke”) and Suramina Resources Inc. (“Suramina”) dated May 18, 2007 relating to the proposed plan of arrangement under the provisions of the Canada Business Corporations Act including Lundin Mining, Tenke and Suramina. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the shareholders of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) on the consolidated balance sheet of Rio Narcea as at December 31, 2006 and the consolidated statement of operations, shareholders’ equity and cash flows for the year then ended.  Our report is dated March 14, 2007.

“ERNST & YOUNG  LLP”

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
May 18, 2007

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Circular.

“AMEX” means the American Stock Exchange.

“Arrangement” means the arrangement under Section 192 of the CBCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Business Combination Agreement or made at the direction of the Court.

“Board of Directors” or “Board” means the board of directors of Lundin Mining.

“Business Combination Agreement” means the Business Combination Agreement dated as of April 10, 2007 among Lundin Mining, Tenke and Suramina, a copy of which is available under the Corporation’s SEDAR profile at www.sedar.com.

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia.

“CBCA” means the Canada Business Corporations Act, together with the regulations promulgated thereunder, as amended.

“Certificate of Arrangement” means the Certificate of Arrangement giving effect to the Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director.

“Circular” means this management information circular, including all schedules and exhibits hereto, sent to the Lundin Mining Shareholders in connection with the Meeting.

“Competing Proposal” means a proposal or offer by any person, other than Lundin Mining, relating to: (a) the possible acquisition of, or business combination with, Tenke or any Tenke Group Member (whether by way of amalgamation, arrangement, consolidation, take over bid, purchase of shares, purchase of assets or otherwise); (b) the possible acquisition of more than 10% of its or their shares of capital stock or a material portion of its assets, on a consolidated basis; (c) any take-over bid or exchange offer or other secondary purchase; or (d) any other transaction, the consummation of which would reasonably be expected to prevent or intensify impede, interfere with or delay the consummation of the Arrangement.

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent for each of the Tenke Shares and the Lundin Mining Shares.

“Confidentiality Agreement” the confidentiality agreement entered into by Tenke and Lundin Mining dated January 31, 2007.

“Court” means the Ontario Superior Court of Justice.

“Depositary” means Computershare, which will act as depositary for the exchange of the Tenke Shares, the Lundin Mining Shares and the $0.001 per Tenke Share in cash, pursuant to the Arrangement.

“Director” means the director appointed under section 260 of the CBCA.

“Dissent Procedures” has the meaning set out in Article IV of the Plan of Arrangement.

“Dissent Rights” means the right of a registered Tenke Shareholder to dissent in respect of the Tenke Arrangement Resolution in strict compliance with the Dissent Procedures.

“Dissenting Shareholder” means a registered Tenke Shareholder who dissents in respect of the Tenke Arrangement Resolution in strict compliance with the Dissent Procedures.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, at which the Arrangement becomes effective in accordance with its terms.

“Exchange Ratio” means 1.73 Lundin Mining Shares and $0.001 in cash for each Tenke Share, which Tenke Shareholders will be entitled to receive upon the completion of the Arrangement, subject to the provisions of the Plan of Arrangement.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

“Former Tenke Shareholders” means the holders of Tenke Shares immediately prior to the Effective Time.

“GMP Securities” means GMP Securities L.P.

“GMP Fairness Opinion” means the written opinion dated April 10, 2007 from GMP Securities delivered to the Board of Directors in connection with the Arrangement, a copy of which is attached as Schedule C to this Circular.

“Interim Order” means the interim order of the Court dated May 18, 2007, as the same may be amended, in respect of the Arrangement.

“ITA” means the Income Tax Act (Canada), as amended.

“Joint Disclosure Booklet” means the joint disclosure booklet of Lundin Mining and Tenke dated as of May 18, 2007 accompanying this Circular.

“Lundin Mining” means Lundin Mining Corporation, a corporation amalgamated under the CBCA.

“Lundin Mining Group” means together, Lundin Mining and any corporation, partnership or company in which Lundin Mining beneficially owns or controls, directly or indirectly, more than 50% of the equity voting rights, profit interest, capital or other similar interest therein or any joint venture in which Lundin Mining has a direct or indirect interest.

“Lundin Mining Lock-Up Agreement” means the agreement entered into by each of the officers and directors of Lundin Mining and each person, company or trust that has, to the actual knowledge of Lundin Mining based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of and of control or direction over, securities of Tenke carrying more than 10% of the voting rights attached to all of Lundin Mining’s outstanding voting securities, to vote their Lundin Mining Shares in favour of the Share Issue Resolution and all related matters at the Meeting.

“Lundin Mining Shareholders” means the holders of Lundin Mining Shares.

“Lundin Mining Shares” means the common shares which Lundin Mining is authorized to issue.

“Material Adverse Change” and “Material Adverse Effect” means with respect to Tenke, the Tenke Group, Lundin Mining or the Lundin Mining Group, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the Tenke Group or Lundin Mining Group (as applicable) taken as a whole.  The foregoing will not include any change or effects attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) generally, changes in the industries in which the applicable Group engages; or (iv) the announcement of the Arrangement.

“Meeting” means the annual and special meeting of Lundin Mining Shareholders to be held on June 18, 2007, including any adjournments and postponements thereof.

“New Lundin Mining Option” means the options, to be issued by Lundin Mining, to be exchanged for each Tenke Option outstanding immediately before the Effective Date.

“Notice of Meeting” means the notice of annual and special meeting sent to Lundin Mining Shareholders together with this Circular.

“Plan of Arrangement” means the plan of arrangement attached as Schedule B to this Circular, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Business Combination Agreement or made at the direction of the Court.

“Record Date” means April 20, 2007.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“South American Assets” means all of the issued and outstanding shares in Frontera Holdings (Bermuda) I Ltd. and its direct and indirect wholly-owned subsidiaries.

“Special Committee” means the committee comprised entirely of independent directors of Lundin Mining established by the Board to consider the Arrangement.

“SSE” means the Stockholm Stock Exchange.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

“Superior Proposal” means any bona fide written Competing Proposal made by a third party that the Tenke Board determines in good faith and by formal resolution, after consultation with its legal and financial advisors: (i) did not result from a material breach of Section 4.6(a) or 4.6(b) of the Business Combination Agreement; (ii) is not subject to a financing or due diligence condition; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial legal, regulatory and other aspects of such Competing Proposal and the identity of the third party making such Competing Proposal; and (iv) results in a transaction more favourable to the Tenke Shareholders from a financial point of view than the Arrangement and provides for consideration per Tenke Share that has a value that is greater than the consideration per Tenke Share provided under the terms of the Arrangement (including any adjustments to such terms as a result of any modifications to the Business Combination Agreement proposed by Lundin Mining).

“Suramina” means 6749461 Canada Inc., (to be renamed Suramina Resources Inc), a wholly-owned subsidiary of Tenke incorporated by Tenke to acquire its South American Assets pursuant to the Arrangement.

“Tenke” means Tenke Mining Corp., a corporation incorporated under the CBCA.

“Tenke Arrangement Resolution” means the special resolution of the Tenke Shareholders concerning the Arrangement to be considered by Tenke Shareholders at the Tenke Meeting.

“Tenke Board” means the board of directors of Tenke.

“Tenke Group Member” means Tenke and its wholly-owned subsidiary, Tenke Holdings Ltd.

“Tenke Independent Committee” means the committee comprised of independent directors of Tenke established by the Tenke Board to consider the Arrangement.

“Tenke Lock-Up Agreements” means the agreements entered into by each of the officers and directors of Tenke and each person, company or trust that has, to the actual knowledge of Tenke, based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of and of control or direction over, securities of Tenke carrying more than 10% of the voting rights attached to all of Tenke’s outstanding voting securities, to vote their Tenke Shares in favour of the Arrangement and all related matters at the Tenke Meeting.

“Tenke Meeting” means the special meeting of Tenke Shareholders to be held at 10:00 a.m. (Vancouver time) on June 18, 2007 for the purpose of voting on the Tenke Arrangement Resolution, including any adjournments and postponements thereof.

“Tenke Minority Shareholders” means the shareholders of Tenke other than Lundin Mining and the associates and affiliates thereof.

“Tenke Options” means, collectively, all outstanding options, whether or not vested, entitling the holders to acquire Tenke Shares.

“Tenke Shareholders” means the holders of Tenke Shares.

“Tenke Share Option Plan” means the share option plan of Tenke established on February 10, 1994 and approved by shareholders on March 17, 1994 and most recently amended by the Board on March 26, 2007, which amendments were approved by the shareholders on May 11, 2007.

“Tenke Shares” means the voting common shares in the capital of Tenke.

“Termination Date” means July 31, 2007.

“Termination Fee” means the amount of $30 million which Tenke has agreed to pay to Lundin Mining in the event of termination of the Business Combination Agreement in certain circumstances.

“TSX” means the Toronto Stock Exchange.

“US$” means United States dollars.

SCHEDULE A — SHARE ISSUE RESOLUTION

BE IT RESOLVED THAT:

1.

the issue (the “Share Issue”) of up to approximately 105,508,079 common shares of Lundin Mining Corporation (“Lundin Mining”) in connection with the business combination transaction involving Lundin Mining and Tenke Mining Corporation (“Tenke”), including approximately 1,362,375 common shares of Lundin Mining which may be issued upon the exercise of outstanding options to purchase common shares of Tenke, be, and it hereby is, authorized and approved;

2.

as common shares of Lundin Mining are issued under the Arrangement, an amount equal to the fair market value of the Tenke Shares received by Lundin Mining under the Arrangement, in exchange for such Lundin Mining Shares be added to the stated capital account maintained for the common shares of Lundin Mining under subsection 26(3) of the Canada Business Corporations Act; and

3.

any one officer or any one director of Lundin Mining be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of Lundin Mining, to execute or to cause to be executed, under the seal of Lundin Mining or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them will consider necessary or desirable in connection with the Share Issue and will approve, such approval to be conclusively evidenced by the execution thereof by Lundin Mining, and to do or to cause to be done all such other acts and things as any one of them will consider necessary or desirable in connection with the Share Issue or in order to give effect to the intent of the foregoing paragraph of this resolution.

SCHEDULE B – PLAN OF ARRANGEMENT

IN THE MATTER OF THE ARRANGEMENT involving Tenke, Lundin and Suramina pursuant to section 192 of the Canada Business Corporations Act.

ARTICLE I
INTERPRETATION

1.1

Definitions

In this Plan of Arrangement, unless the context otherwise requires:

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with section 6.3 of this Plan of Arrangement and section 11.9 of the Arrangement Agreement or made at the discretion of the Court in the Final Order;

“Arrangement Agreement” means the Business Combination Agreement dated April 10, 2007 among Tenke, Suramina and Lundin, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement containing this Plan of Arrangement and containing such other provisions as are required under the CBCA, to be filed with the Director after the Final Order is made;

“Business Day” means any day other than a Saturday, Sunday or other day on which Canadian Chartered Banks located in the Cities of Toronto and Vancouver are required or permitted to close;

“Cash” means the sum of $U.S.5,000,000;

“CBCA” means the Canada Business Corporations Act, in effect on the date hereof and as amended from time to time prior to the Effective Date;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director, pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

“Class A Shares” means the class A common shares in the capital of Tenke which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to vote at all meetings of shareholders of Tenke, the right to dividends as and when declared by the Board of Directors of Tenke, subject to the preferential right of the holders of Class B Shares to dividends and the right to participate in the remaining assets of Tenke upon a winding up;

“Class B Shares” means the Tenke Shares following their re-designation as Class B Shares in accordance with this plan of Arrangement, such shares to bear the same rights and privileges as the Tenke Shares provided that such Class B Shares shall be entitled to dividends as and when declared by the Board of Directors of Tenke in preference to dividends to be paid on the Class A Shares;

“Court” means the Superior Court of Justice of the Province of Ontario;

“Depositary” means , being the depositary appointed by Tenke for the purpose of, among other things, exchanging certificates representing Class A Shares for Lundin Shares, cash in the amount of $.001 per share and Suramina Shares in connection with the Arrangement;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” means the right of dissent in respect of the Arrangement Resolution that may be exercised by registered holders of Tenke Shares provided in the Interim Order and in Section 4.1 hereof;

“Dissenting Shareholder” means a registered holder of Tenke Shares who dissents from the Arrangement Resolution in compliance with the Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12.01 a.m. (Toronto Time) on the Effective Date;

“Eligible Holder” means a Tenke Shareholder other than a Tax Exempt Tenke Shareholder or a Non-Resident Tenke Shareholder;

“Exchange Ratio” means 1.73 Lundin Shares for each Class A Share;

“Final Order” shall mean the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or amended on appeal;

“Former Tenke Shareholders” means the holders of Tenke Shares immediately prior to the Effective Time;

"Governmental Entity" shall mean: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agent, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“holders” means, when used with reference to the securities in the capital of any Person, the holders of such securities shown from time to time on the register maintained by or on behalf of such Person in respect of such securities;

“Interim Order” shall mean an interim order of the Court, as may be amended, in respect of the Arrangement, providing for, among other things, the calling and holding of the Tenke Meeting;

"Lundin" means Lundin Mining Corporation, a corporation incorporated under the CBCA;

"Lundin Information Circular" means the management information circular of Lundin to be provided to the Lundin Shareholders in respect of the Lundin Resolution and the other matters (if any) to be considered at the Lundin Meeting.

"Lundin Meeting" means a special meeting of the Lundin Shareholders called to consider and, if thought fit, approve the Lundin Resolution and any and all adjournments or postponements of such meeting;

"Lundin Resolution" means a resolution of the Lundin Shareholders approving the issue of Lundin Shares pursuant to the Arrangement.

"Lundin Shares" means common shares in the capital of Lundin;

 “Non-Resident Tenke Shareholder” means a Tenke Shareholder who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and (i) whose Tenke Shares are not “taxable Canadian Property” as defined in the Tax Act or (ii) whose Tenke Shares are “taxable Canadian property” as defined in the Tax Act and who is exempt from Canadian tax in respect of any gain realized on the disposition of Tenke Shares by reason of an exemption contained in an applicable income tax treaty or convention;

"Person" shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Entity;

“Plan of Arrangement” means this Plan of Arrangement, as such plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 11.9 of the Arrangement Agreement or at the direction of the Court in the Final Order;

“Shareholders” means, collectively, Persons who are holders of issued and outstanding Lundin Shares and Tenke Shares;

"South American Assets" means all of the issued and outstanding shares of Frontera Holdings (Bermuda) I Ltd., and its direct and indirect wholly owned subsidiaries;

"Suramina" means Suramina Resources Inc, formerly 6749461 Canada Inc.;

"Suramina Class A Shares" means the Class A Shares in the capital of Suramina, which are voting, non-participating shares;

"Suramina Shares" means common shares in the capital of Suramina;

“Tenke Arrangement Resolution” means the special resolution of the holders of Tenke Shares approving this Plan of Arrangement, as required by the Interim Order and applicable Law;

"Tenke Information Circular" means the management information circular of Tenke to be provided to the Tenke Shareholders in respect of the Tenke Arrangement Resolution and the other matters (if any) to be considered at the Tenke Meeting.

“Tenke Shares” means common shares in the capital of Tenke;

“Tenke Stock Option” means any option to acquire Tenke Shares that was granted under the Tenke Stock Option Plan and is outstanding prior to the Effective Date;

“Tenke Stock Option Plan” means the stock option plan implemented by Tenke on February 10, 1994 and amended on March 26, 2007, subject to receipt of shareholder approval;

“Tenke Meeting” shall mean the special meeting of the holders of Tenke Shares called and held in accordance with the Interim Order to consider and, if thought appropriate, approve the Tenke Arrangement Resolution and any and all adjournments or postponements of such meeting;

“Tenke Shares” means the common shares in the capital of Tenke;

“Tax Act” means the Income Tax Act  (Canada) and the regulations thereunder as amended from time to time;

“Tax Exempt Tenke Shareholder” means a Tenke Shareholder that is exempt from tax under Part I of the Tax Act.

1.2          Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3          Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or paragraph by number or letter or both refer to the Article, section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4          Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5          Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6          Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE II
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1          The Arrangement Agreement

The Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2          The Effective Time

This Plan of Arrangement will, upon filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective in the sequence set out in section 3.2 and will be binding from and after the Effective Time.

2.3

Conditions Precedent

The implementation of this Plan of Arrangement is expressly subject to the fulfilment or waiver, by the party or parties thereto entitled, of the conditions precedent set out in the Arrangement Agreement.

ARTICLE III
THE ARRANGEMENT

3.1          Effectiveness

Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective in the sequence set out in Section 3.2 (except as otherwise provided therein) and will be binding from the Effective Time on: (i) Tenke; (ii) Suramina; and (iii) all registered and beneficial owners of Tenke Shares; (iv) all registered and beneficial holders of Tenke options; and (v) all registered and beneficial owners of Suramina Shares.

3.2          The Arrangement

On the Effective Date and commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(a)

the authorized capital of Tenke will be amended by redesignating the Tenke Shares as Class B Shares and the Articles of Tenke shall be deemed to be amended accordingly and each certificate representing an outstanding Tenke Share shall, as and from the time such redesignation is effective, represent a Class B Share;

(b)

the authorized capital of Tenke will be amended by the creation of an unlimited number of Class A Shares and the Articles of Tenke shall be deemed to be amended accordingly;

(c)

Tenke will transfer the South American Assets and the Cash to Suramina and, in consideration therefor, Suramina will issue to Tenke, as fully paid and non-assessable, that number of Suramina Shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;

(d)

each issued Class B Share, other than those held by Dissenting Shareholders, will be exchanged with Tenke for one Class A Share and one Suramina Share acquired by Tenke in accordance with Section 3.2(c) and the certificates representing the outstanding Class B Shares of Tenke shall thereafter represent Class A Shares;

(e)

each issued Class B Share held by Dissenting Shareholders (for greater certainty, being Tenke Shareholders who have duly complied with the Dissent Rights and are ultimately entitled to be paid for their dissenting shares) will be acquired by Tenke in consideration for Tenke agreeing to pay the amount to be paid as determined in accordance with Article IV of this Plan of Arrangement in respect of the dissenting shares;

(f)

each issued Class B Share acquired in accordance Section 3.2(e) will be cancelled;

(g)

the stated capital of Tenke for the outstanding Class A Shares will be an amount equal to the stated capital of Tenke for the Class B Shares, less the fair market value of the Suramina Shares distributed to Tenke Shareholders, other than Dissenting Shareholders, pursuant to Section 3.2(d) and the paid-up capital of the Class A Shares of Tenke will be reduced accordingly;

(h)

the Class B Shares will be cancelled;

(i)

each issued Class A Share will be transferred to Lundin in consideration of 1.73  Lundin Shares and $0.001 in cash;

(j)

each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a stock option to be issued by Lundin (a “Lundin New Option”) pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the  Tenke Stock Option.  Save and except as otherwise agreed to by Lundin and the holders of Tenke Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of each Lundin New Option will otherwise be unchanged from those contained in or otherwise applicable to the related Tenke Stock Option. It is intended that the provisions of Subsection 7 (1.4) of the Tax Act apply to such exchange.  Therefore, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin New Option exceeds the amount payable to acquire such shares under the Lundin New Option (the “Lundin Stock Option In-The-Money Amount”) exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the Tenke Shares that the holder was entitled to acquire on exercise of the Tenke Stock Option exceeds the amount payable to acquire such shares under the Tenke Stock Option (the “Tenke Stock Option In-The-Money Amount”), the number of Lundin Shares which may be acquired on exercise of the Lundin New Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Stock Option In-The-Money Amount does not exceed the Tenke Stock Option In-The-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. In addition each Tenke Stock Option which, by its terms, would expire 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, shall be deemed to have been amended to provide that such option shall not expire until 180 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan;

(k)

Suramina will redeem its outstanding Class A Shares for $0.001 per share and such shares will be cancelled;

(l)

no fractional Lundin Shares will be issued in connection with the exchange in Section 3.2(i), but rather shareholders entitled to a fractional Lundin Share will receive cash in lieu thereof in accordance with Section 3.5 of this Plan of Arrangement;

(m)

the names of Tenke Shareholders, other than Lundin, will be removed from the central securities register of Tenke;

(n)

Lundin will become the holder of all Class A Shares and the central securities register of Tenke will be revised accordingly; and

(o)

the exchanges and cancellations provided for in this Section 3.2 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.3

Effect of the Arrangement

As at and from the Effective Time:

(a)

Tenke will be a wholly-owned subsidiary of Lundin;

(b)

Tenke will continue to hold all of its mineral properties, cash and assets, save and except for the Cash and South American Assets transferred to Suramina as part of the Arrangement;

(c)

The holders of Tenke Shares, other than Dissenting Shareholders, will hold Lundin Shares and Suramina Shares in replacement for their Tenke Shares, as provided by this Plan of Arrangement; and

(d)

The holders of Tenke Stock Options will hold Lundin Stock Options in replacement for their Tenke Stock Options as provided by this Plan of Arrangement.

3.4

Post Effective Time Procedures

(a)

After the Effective Date, certificates formerly representing Tenke Shares which are held by a Former Tenke Shareholder will, except for Tenke Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Lundin Shares and Suramina Shares, all in accordance with the terms of this Plan of Arrangement.

(b)

On or promptly after the Effective Date, Lundin shall deliver or arrange to be delivered to the Depositary certificates representing the Lundin Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Tenke Shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(c)

On or promptly after the Effective Date, Suramina shall deliver or arrange to be delivered to the Depositary certificates representing the Suramina Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Tenke shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(d)

A Former Tenke Shareholder who is an Eligible Holder and who has transferred a Class A Share to Lundin pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provisions of provincial income tax law) with respect to such transfer by providing two signed copies of the necessary election forms to an appointed representative, as directed by Tenke or Lundin, within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such election.  Thereafter, subject to such election forms complying with requirements under the Tax Act (or applicable provincial income tax law), such forms shall be signed and returned to such Former Tenke Shareholder within 90 days after the receipt thereof by Lundin or any successor corporation for filing with the Canada Revenue Agency (or the applicable provincial tax authority).  Lundin or any successor corporation shall not be responsible for the proper completion of any election form and, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, Lundin or any successor will not be responsible for any taxes, interest or penalties resulting from the failure of a Former Tenke Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, Lundin or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

3.5

No Fractional Lundin Shares

No fractional Lundin Shares shall be issued to Former Tenke Shareholders and any fractional number of Lundin Shares shall be accumulated, and all whole Lundin Shares shall be sold. Former Tenke Shareholders otherwise entitled to receive a fractional interest in a Lundin Share will receive a cash payment equal to such person’s pro rata portion of the net proceeds after expenses received by the Depositary upon such sale of the whole Lundin Shares.

ARTICLE IV
RIGHTS OF DISSENT

4.1

Dissent Rights

Notwithstanding Article 3, each registered holder of Tenke Shares is entitled to dissent from the Arrangement and to be paid the fair value of the Tenke Shares held by such holder in respect of which such holder dissents, determined as of the day before the date on which the Arrangement Resolution is passed (and in the event that the Arrangement becomes effective) in connection with the Plan of Arrangement (the “Dissent Right”) provided that such holder complies with section 190 of the CBCA (as modified by the Interim Order, the Final Order and this section 4.1) as if section 190 (as so modified) were applicable to such registered holders.

Holders of Tenke Shares who exercise Dissent Rights and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tenke Shares, shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive Suramina Shares and Lundin Shares in respect of their Tenke Shares on the basis set forth in Article 3.

In no case shall Tenke, Lundin or any other Person be required to recognize a Dissenting Shareholder as a holder of Tenke Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Tenke Shares as at the Effective Time.

ARTICLE V
CERTIFICATES

5.1

Share Certificates

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares together with such other documents and instruments as would have been required to effect the transfer of the Tenke Shares formerly represented by such certificate under the CBCA and the by-laws of Tenke and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Suramina Shares and the Lundin Shares which such holder is entitled to receive in accordance with Section 3.1 hereof.

5.2

Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue to such Person the Lundin Shares that such Person would have been entitled to had such share certificate not been lost, stolen or destroyed.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Suramina Shares and Lundin Shares are to be issued shall, as a condition precedent to the payment thereof, give bonds satisfactory to Suramina and Lundin in such sums as Suramina and Lundin may direct or otherwise indemnify the Depositary, Suramina and Lundin in a manner satisfactory to each of them against any claim that may be made against the Depositary, Suramina or Lundin with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Lundin Shares or Suramina Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Tenke Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 and Section 5.2 hereof.  Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Lundin Shares and Suramina Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to Lundin Shares or Suramina Shares, as the case may be.

5.4

Withholding Rights

Suramina, Lundin and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Tenke Shareholder such amounts as Suramina, Lundin or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Tenke Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5

Limitation and Proscription

To the extent that a Former Tenke Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the Suramina Shares and Lundin Shares which such Former Tenke Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Suramina Shares and Lundin Shares shall be delivered to Suramina and/or Lundin by the Depositary for cancellation and shall be cancelled by Suramina and Lundin and the interest of the Former Tenke Shareholder in such Suramina Shares and Lundin Shares shall be terminated as of such final proscription date.

ARTICLE VI
GENERAL

6.1

Effectiveness

No portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

6.2

Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Tenke Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Tenke Shares, any trustee or transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Tenke Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

6.3

Amendment

(a)

Lundin and Tenke reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the Tenke Meeting, approved by the Court, and (iii) if so required by the Court, communicated to Holders of Tenke Shares in the manner required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lundin or Tenke at any time prior to or at the Meeting shall, with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement; and (ii) if required by the Court, it is consented to by holders of the Tenke Shares voting in the manner directed by the Court.

(d)

Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Lundin and Tenke after the Effective Date without the approval of the Holders of Lundin Shares or Tenke Shares provided that: (i) it is agreed to by the parties pursuant to the Arrangement Agreement, and (ii) it concerns a matter which, in the reasonable opinion of Lundin and Tenke, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Holders of Lundin Shares or Tenke Shares.

6.4

Termination

At any time up until the time the Final Order is made, but subject to the Arrangement Agreement, Tenke and Lundin may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Meetings.

6.5

Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

6.6

Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Plan of Arrangement shall be in writing and shall refer to this Plan of Arrangement and may be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective Parties as follows:

(a)

if to Lundin:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

McCullough, O’Connor Irwin LLP
1100-888 West Georgia Street
Vancouver, British Columbia
V6C-3K4

Attention: Kevin Hisko

Facsimile: (604) 687-7099

(b)

If to Tenke:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

(c)

if to a holder of Tenke Shares or Lundin Shares, to the last known address for such holder as shown on the books maintained by Tenke or Lundin or their transfer agents.

Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

SCHEDULE D — BOARD MANDATE

A.

INTRODUCTION

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management.  Management is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.

B.

PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles and By-Laws of the Corporation and the Canada Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C.

DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)

The Board has the statutory responsibility to:

(i)

manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Corporation by the senior officers of the Corporation;

(ii)

act honestly and in good faith with a view to the best interests of the Corporation;

(iii)

exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the Act and the regulations thereto, the Corporation’s Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

2.

Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors as well as an independent Chair or an independent Lead Director, as the term “independent” is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”.

3.

Strategy Determination

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.

Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Division of Responsibilities

The Board has the responsibility to:

(a)

appoint and delegate responsibilities to committees where appropriate to do so; and

(b)

develop position descriptions for:

(i)

the Board;

(ii)

the Chairman and Vice-Chairman of the Board;

(iii)

the Chair of each Board Committee;

(iv)

the Chief Executive Officer;

(v)

the Chief Financial Officer;

(vi)

the Chief Operating Officer; and

(vii)

the President.

(c)

ensure that the directors of the Corporation’s subsidiaries are qualified and appropriate in keeping with the Corporation’s guidelines and that they are provided with copies of the Corporation’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board:  the Audit Committee, the Human Resources/Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Safety and Health Committee.  The Board may also establish other standing committees from time to time.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board regularly.  The Board is responsible for appointing committee members.

6.

Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)

to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)

to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

(c)

to approve the appointment of all senior corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(d)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Corporation’s business and the contribution that individual directors are required to make;

(e)

to create a culture of integrity throughout the Corporation;

(f)

to ensure that management is aware of the Board’s expectations of management;

(g)

to provide for succession of management; and

(h)

to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

7.

Policies, Procedures and Compliance

The Board has the responsibility:

(a)

to ensure that the Corporation operates at all times within applicable laws, regulations and ethical standards; and

(b)

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated.

8.

Reporting and Communication

The Board has the responsibility:

(a)

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

to ensure the timely reporting of developments that have a significant and material impact on the value of the Corporation;

(d)

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year;

(e)

to develop appropriate measures for receiving shareholder feedback; and

(f)

to develop the Corporation’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.

Monitoring and Acting

The Board has the responsibility:

(a)

to monitor the Corporation’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

(d)

to make regular assessments of itself, its committees and each individual director’s effectiveness and contribution.

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Lundin Mining Corporation’s proxy solicitation agent at:

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number: 1-866-690-7478

Banks, brokers & outside North America call collect: 212-440-9800